SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

ESPÍRITO SANTO CENTRAIS ELÉTRICAS S.A. - ESCELSA

Rua Sete de Setembro, 362
Vitória, Espírito Santo, Brazil 29015-000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Espírito Santo Centrais Elétricas S.A. - Escelsa

Report of independent accountants on
special review
Quarter ended March 31, 2005
(A translation of the original report in Portuguese as filed with the
Brazilian Securities and Exchange Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

KPMG Auditores Independentes	Telefone 55 (21) 3231-9400
Av. Almirante Barroso, 52 - 4º	Fax 55 (21) 2544-1338
20031-000 - Rio de Janeiro, RJ - Brasil	Internet www.kpmg.com.br
Caixa Postal
20001-970 - Rio de Janeiro, RJ - Brasil

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities and Exchange Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

To the Board of Directors and Shareholders of
Espírito Santo Centrais Elétricas S.A. - Escelsa
Vitória - ES

We have reviewed the quarterly financial information of Espírito Santo Centrais Elétricas S.A. -Escelsa for the quarter ended March 31, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to the mandatory quarterly financial information.

As mentioned in the Explanatory Note no. 4.2.2, as result of the periodic tariff review provided for in the concession contract, on April 8, 2003 the National Agency of Electric Power - ANEEL fixed as provisory the first tariff adjustment of the subsidiary ENERSUL. On April 8, 2005, ANEEL reviewed this adjustment and fixed a definitive tariff, concluding the ENERSUL’s first tariff adjustment process. This change resulted in revenue’s increase of R$81,517 thousand, recorded in the consolidated income statement of the period ended March 31, 2005 with a contra entry to current and long-term assets “Customers - tariff adjustment”, which the total amount receivable, net of taxes, on March 31, 2005 amounts to R$49,368 thousand.

The special review of the quarterly financial information for the quarter ended March 31, 2004 was performed by other independent auditors, on which an unqualified report dated April 23, 2004 was issued.

April 14, 2005 (April 29, 2005 to Explanatory Note no. 24.2)

KPMG Auditores Independentes
CRC-SP-14.428 -“S”ES

Vânia Andrade de Souza
Accountant CRC-RJ-057.497 -“S”-ES

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	Period end:
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2005

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 28.152.650/0001-71
4 - State Registration Number - NIRE 32300002480

01.02 - HEAD OFFICE

1 - ADDRESS Rua José Alexandre Buaiz, 160/ 8º andar			2 - SUBURB OR DISTRICT Enseada do Sua
3 - POSTAL CODE 29055-221	4 - MUNICIPALITY Vitória		5 - STATE ES
6 - AREA CODE 27	7 - TELEPHONE 3321-9000	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX 55238
11 - AREA CODE 27	12 - FAX 3345-0516	13 - FAX -	14 - FAX -
15 - E-MAIL escelsa@escelsa.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Sérgio Pereira Pires
2 - ADDRESS Rua José Alexandre Buaiz, 160/ 8º andar			3 - SUBURB OR DISTRICT Enseada do Sua
4 - POSTAL CODE 29055-221	5 - MUNICIPALITY Vitória		6 - STATE ES
7 - AREA CODE 27	8 - TELEPHONE 3321-9163	9 - TELEPHONE 3321-9199	10 - TELEPHONE -	11 - TELEX -
12 - AREA CODE 27	13 - FAX 3325-4126	14 - FAX -	15 - FAX -
15 - E-MAIL sergiop@escelsa.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2- END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2005	12/31/2005	1	01/01/2005	3/31/2004	4	10/01/2004	12/31/2005
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11. PARTNER RESPONSIBLE Vânia Andade de Souza					12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 060.977.208-23

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	Period end:
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2005

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - Federal Corporate Taxpayers' Registration Number CNPJ) 28.152.650/0001-71

01.05 – CAPITAL COMPOSITION

Number of Shares (in thousands)	Current Quarter 03/31/05	Prior Quarter 12/31/04	Same quarter in prior year 03/31/04
Paid-up Capital
1 - Common	4,551	4,551	4,551
2 - Preferred	0	0	0
3 - Total	4,551	4,551	4,551
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 - ACTIVITY CODE 112 – Electric energy
5 - MAIN ACTIVITY Generation and distribution of electric energy
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1- DATE 03/31/2005	2 - SIGNATURE

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

02.01 – BALANCE SHEET - ASSETS (in thousand of R$)

1 - code	2 - Description	3 - 03/31/2005	4- 12/31/2004
1	Total assets	2,771,399	2,795,230
1.01	Current assests	512,216	523,016
1.01.01	Cash and banks	152,330	192,358
1.01.01.01	Cash and banks	12,508	18,012
1.01.01.02	Marketable securities	139,822	174,346
1.01.02	Receivables	286,281	264,556
1.01.02.01	Consumers and concessionaires	276,461	237,555
1.01.02.02	Allowance for doubtful accounts	(23,157)	(21,554)
1.01.02.03	Taxes recoverable	13,500	23,865
1.01.02.04	Sundry debtors	11,606	12,801
1.01.02.05	Deferred Income Tax and Social Contribution	7,871	11,889
1.01.03	Inventories	2,253	6,682
1.01.04	Other	71,352	59,420
1.01.04.02	Prepaid expenses	48,016	41,015
1.01.04.03	Other receivables	23,336	18,405
1.02	Long-term assets	594,652	610,771
1.02.01	Sundry receivables	591,249	607,267
1.02.01.01	Consumers and concessionaires	57,727	85,983
1.02.01.02	Deferred Income Tax and Social Contribution	265,907	267,127
1.02.01.03	Guarantees and judicial deposits	124,340	119,336
1.02.01.05	Unamortized borrowing costs	961	1,153
1.02.01.06	Prepaid expenses	121,228	115,258
1.02.01.09	Other	21,086	18,410
1.02.02	Related parties	3,403	3,504
1.02.02.01	Associated companies	-	-
1.02.02.02	Subsidiaries	3,403	3,504
1.02.02.03	Other related parties	-	-
1.02.03	Other	-	-
1.03	Permanent assets	1,664,531	1,661,443
1.03.01	Investments	874,106	881,450
1.03.01.01	Associated companies	-	-
1.03.01.02	Subsidiaries	867,461	874,803

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

02.01 – BALANCE SHEET - ASSETS (in thousand of R$)

1 - code	2 - Description	3 - 03/31/2005	4- 12/31/2004
1.03.01.03	Other	6,645	6,647
1.03.02	Property plant and equipment	790,425	779,993
1.03.03	Deferred Charges	-	-

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	Period end:
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	March 31, 2005

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

02.01 – BALANCE SHEET - LIABILITIES (in thousand of R$)

1 - code	2 - Description	3 - 03/31/2005	4- 12/31/2004
2	Total liabilities and stockholders' equity	2,771,399	2,795,230
2.01	Current liabilities	561,814	564,130
2.01.01	Loans and financing	287,942	270,697
2.01.01.01	Principal	262,772	216,944
2.01.01.02	Debt charges	25,170	53,753
2.01.02	Debentures	-	-
2.01.03	Suppliers	119,226	112,620
2.01.04	Taxes, charges and contributions	42,726	42,010
2.01.05	Dividends payable	37,168	37,168
2.01.06	Provision	7,330	13,206
2.01.06.01	Payroll charges	7,330	13,206
2.01.07	Payables to related parties	-	-
2.01.08	Other	67,422	88,429
2.01.08.01	Consumer charges payable	11,346	11,027
2.01.08.03	Post-employment benefits	3,913	3,979
2.01.08.04	Payroll	1,347	1,934
2.01.08.05	Provision for tariff decrease	23,148	34,967
2.01.08.06	Other	27,668	36,522
2.02	Long-term liabilities	1,678,370	1,753,986
2.02.01	Loans and financing	1,296,185	1,360,729
2.02.02	Debentures	-	-
2.02.03	Provisions	167,137	162,312
2.02.03.01	Contingencies	167,137	162,312
2.02.04	Payable to related parties	318	710
2.02.05	Other	214,730	230,235
2.02.05.02	Deferred income tax and social contribution	114,284	112,413
2.02.05.03	Suppliers	25,289	44,617
2.02.05.04	Post-employment benefits	33,824	33,824
2.02.05.06	Other	41,333	39,381
2.03	Deferred income	-	-
2.05	Stockholders' equity	531,215	477,114
2.05.01	Paid-up capital	153,947	153,947

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

02.01 – BALANCE SHEET - LIABILITIES (in thousand of R$)

1 - code	2 - Description	3 - 03/31/2005	4- 12/31/2004
2.05.02	Capital reserves	69,074	69,074
2.05.02.01	Interest on construction in progress	65,687	65,687
2.05.02.02	Funds for capital increase	3,387	3,387
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/associated companies	-	-
2.05.04	Revenue reserves	254,093	254,093
2.05.04.01	Legal	16,662	16,662
2.05.04.02	Statutory	-	-
2.05.04.03	Contingencies	-	-
2.05.04.04	Unrealized profits	-	-
2.05.04.05	Retention of profits	237,431	237,431
2.05.04.06	Special for undistributed dividends	-	-
2.05.04.07	Other	-	-
2.05.05	Retained earnings/accumulated deficit	54,101	-

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

03.01 – STATEMENTS OF INCOME (In thousand of R$)

1 - code	2 - Description	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	5 - 01/01/2004 to 03/31/2004
3.01	Gross sales and/or services revenue	429,408	429,408	374,270	374,270
3.01.01	Energy supply	358,335	358,335	324,089	324,089
3.01.02	Emergency capacity charges	11,508	11,508	19,785	19,785
3.01.03	Energy sales	17,812	17,812	7,082	7,082
3.01.04	Usage of transmission and distribution system	38,640	38,640	21,534	21,534
3.01.05	Other revenues	3,113	3,113	1,780	1,780
3.02	Deductions	(124,446)	(124,446)	(125,800)	(125,800)
3.02.01	RGR quota	(2,134)	(2,134)	(4,047)	(4,047)
3.02.02	ICMS	(94,597)	(94,597)	(84,645)	(84,645)
3.02.03	PIS	(2,886)	(2,886)	(3,356)	(3,356)
3.02.04	COFINS	(13,319)	(13,319)	(13,965)	(13,965)
3.02.05	Emergency capacity charges	(11,508)	(11,508)	(19,785)	(19,785)
3.02.06	Service tax (ISSQN)	(2)	(2)	(2)	(2)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMISSION (CVM)	Corporate Law
QUARTELY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

03.01- STATEMENTS OF INCOME (In thousand of R$)

1 - code	2 - Description	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	5 - 01/01/2004 to 03/31/2004
3.03	Net sales and/or services revenue	304,962	304,962	248,470	248,470
3.04	Cost of sales and/or services	(239,573)	(239,573)	(193,089)	(193,089)
3.04.01	Electric energy costs	(161,679)	(161,679)	(133,957)	(133,957)
3.04.02	Operating costs	(74,293)	(74,293)	(56,591)	(56,591)
3.04.03	Other operating expenses	(3,601)	(3,601)	(2,541)	(2,541)
3.05	Gross profit	65,389	65,389	55,381	55,381
3.06	Operating expenses/income	(2,266)	(2,266)	(43,441)	(43,441)
3.06.01	Selling	(50)	(50)	(961)	(961)
3.06.02	General and administrative	(15,927)	(15,927)	(15,423)	(15,423)
3.06.03	Financial	(29,558)	(29,558)	(43,926)	(43,926)
3.06.03.01	Financial income	25,636	25,636	23,376	23,376
3.06.03.01.01	Financial investments	9,911	9,911	6,320	6,320
3.06.03.01.02	Interest on arrears - eletric energy bills	5,048	5,048	4,919	4,919
3.06.03.01.03	Regulatory assets - SELIC	10,489	10,489	11,876	11,876
FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES AND EXCHANGE COMISSION (CVM)	Corporate Law
QUARTELY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

03.01- STATEMENTS OF INCOME (In thousand of R$)

1 - code	2 - Description	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	5 - 01/01/2004 to 03/31/2004
3.06.03.01.04	Other	188	188	261	261
3.06.03.02	Financial expenses	(55,194)	(55,194)	(67,302)	(67,302)
3.06.03.02.01	Arrears interest on purchased energy	2,433	2,433	(24)	(24)
3.06.03.02.02	Debt charges	(45,816)	(45,816)	(50,009)	(50,009)
3.06.03.02.03	Monetary and exchange variations	(7,250)	(7,250)	(8,484)	(8,484)
3.06.03.02.04	Other	(4,561)	(4,561)	(8,785)	(8,785)
3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expenses	-	-	-	-
3.06.06	Equity in the result of subsidiaries	43,269	43,269	16,869	16,869
3.07	Operating profit (loss)	63,123	63,123	11,940	11,940
3.08	Non-operating results	126	126	117	117
3.08.01	Income	420	420	257	257
3.08.02	Expenses	(294)	(294)	(140)	(140)
3.09	Profit (loss) before taxes and profit sharing	63,249	63,249	12,057	12,057
3.10	Provision for income tax and social contribution	(2,886)	(2,886)	-	-

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMISSION (CVM)	Corporate Law
QUARTELY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01534-2	2 - COMPANY NAME Espírito Santo Centrais Elétricas S.A.	3 - National Corporate Taxpayers' Registry CNPJ) 28.152.650/0001-71

03.01- STATEMENTS OF INCOME (In thousand of R$)

1 - code	2 - Description	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	5 - 01/01/2004 to 03/31/2004
3.10.01	Social contribution	(848)	(848)	-	-
3.10.02	Income tax	(2,038)	(2,038)	-	-
3.11	Deferred income tax	(6,262)	(6,262)	-	-
3.12	Statutory profit sharing and contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on own capital	-	-	-	-
3.15	Net income (loss) for the period	54,101	54,101	12,057	12,057
	Number of shares (thousand), excluding treasury stock	4,551	4,551	4,551	4,551
	Net income per share	11,88772	11,88772	2,64931	2,64931
	Loss per share

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
1. OPERATIONS

ESPÍRITO SANTO CENTRAIS ELÉTRICAS S.A. - ESCELSA is a public Brazilian corporation, controlled by the Eletricidade de Portugal S.A. – EDP Group, through IVEN S.A., as from October 2002. Activities comprise the generation, transmission, distribution and sale of electric energy, and these activities are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), an agency of the Ministry of Mines and Energy.

ESCELSA is the majority shareholder of MAGISTRA PARTICIPAÇÕES S.A., which holds the share control of EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. – ENERSUL, a concessionaire responsible for the generation, distribution and sale of electric energy in the State of Mato Grosso do Sul, and also has full control of CASTELO ENERGÉTICA S.A. - CESA, which was incorporated to operate in the exploitation of water resources, thermal energy generation and transmission lines. ESCELSA has also the full control of ESCELSA PARTICIPAÇÕES S.A. –ESCELSAPAR, which renders various information technology services.

The consolidated quarterly information comprises the balance sheets and statements of operations of ESCELSA and its subsidiaries MAGISTRA and ESCELSAPAR.

2. PRESENTATION OF QUARTERLY INFORMATION

The quarterly information are presented in accordance with accounting practices adopted in Brazil, based on Brazilian Corporate Law, together with specific legislation established by ANEEL, and the regulations of the Brazilian Securities and Exchange Commission (CVM). These practices are consistent with those adopted in the financial statements for the year ended December 31, 2004, published on February 25, 2005.

3. MARKETABLE SECURITIES

The portfolio composition is as follows:

			PARENT COMPANY		CONSOLIDATED

FINANCIAL INSTITUTION	TYPE	MATURITY	03/05	12/04	03/05	12/04

Banco Pactual S.A	NBC-E	11/16/2006	72,695	95,573	72,695	95,573
Banco BBA Credtanstalt S.A	NBC-E	10/12/2006	64,757	76,042	64,757	76,042

			137,452	171,615	137,452	171,615
Citibank S.A	Investments Funds		-	-	7,764	6,345
Banco do Brasil	Investments Funds		-	-	12,207	11,796
Banco do Brasil	CDB				3,623	2,408
BRADESCO S. A.	CDB	11/07/2007	2,261	2,620	3,428	2,620
BANESTES	CDB	11/04/2011	-		515	500
Other	Other	-	109	111	1,749	1,779

			139,822	174,346	166,738	197,063

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

These marketable securities are basically presented by federal securities (NBC-E), with interests and exchange variations and stated as current assets due to their market liquidity and their expectation of realization in short time.

4. CONSUMERS AND CONCESSIONAIRES

		PARENT COMPANY

	Falling due	Past-due up to 90 days	Past-due over 90 days	Total

				03/05	12/04

CONSUMERS:
Residential	39,831	22,420	900	63,151	53,753
Industrial	41,703	4,825	3,137	49,665	49,035
Commercial, services and other activities	26,281	6,820	4,768	37,869	33,735
Rural	6,200	1,924	432	8,556	9,161
Public entities
Federal	1,069	288	462	1,819	876
State	1,725	615	2,271	4,611	959
Municipal	2,401	860	1,554	4,815	2,431
Public lighting	4,022	2,414	4,635	11,071	9,978
Public service	3,155	25	124	3,304	3,214
Regulatory assets		-		-	-
Losses	39,116	-	-	39,116	36,658
Free energy	16,903			16,903	-
Installment debts	10,445	512	364	11,321	18,402
Other credits	13,625	-	-	13,625	12,958

	206,476	40,703	18,647	265,826	231,160

CONCESSIONAIRES:
Standard energy supplies	3,373	-	-	3,373	3,155
Short-term energy supplies	5,164	-	-	5,164	568

	8,537	-	-	8,537	3,723

ENERGY GRID CHARGE	2,098	-	-	2,098	2,672

TOTAL	217,111	40,703	18,647	276,461	237,555

LONG TERM ASSETS:
FINAL CUSTOMERS:
Regulatory asset
Losses	32,438	-	-	32,438	41,366
Free energy	25,289	-	-	25,289	44,617

TOTAL	57,727	-	-	57,727	85,983

	274,838	40,703	18,647	334,188	323,538

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

		CONSOLIDATED

	Falling due	Past-due up to 90 days	Past-due over 90 days	Total

				03/05	12/04

CONSUMERS:
Residential	71,881	42,009	8,602	122,492	105,704
Industrial	51,748	7,119	5,773	64,640	64,442
Commercial, services and other activities	45,432	15,322	15,863	76,617	68,643
Rural	10,845	5,230	1,775	17,850	18,275
Public authority:	-	-	-
Federal	2,850	1,878	1,059	5,787	3,173
State	4,612	657	2,279	7,548	6,710
Municipal	5,500	2,245	2,355	10,100	6,149
Public lighting	8,719	3,402	7,074	19,195	17,281
Public service	5,199	952	583	6,734	7,566
Regulatory assets	-	-	-	-	-
Losses	64,505	-	-	64,505	60,669
Free energy	27,936	-	-	27,936	10,434
Installment debts	25,918	1,549	4,110	31,577	41,365
Tariff recovery	128,091	-	-	128,091	55,896
Other credits	26,277	1,598	468	28,343	27,353

	479,513	81,961	49,941	611,415	493,660

CONCESSIONAIRES:
Standard energy supplies	3,408	-	-	3,408	3,415
Short-term energy supplies	5,571			5,571	935
Other	42	-	-	42	69

	9,021	-	-	9,021	4,419

ENERGY GRID CHARGE	3,393	-	-	3,393	3,816

TOTAL	491,927	81,961	49,941	623,829	501,895

LONG TERM ASSETS:
CUSTOMERS:
Regulatory asset
Losses	66,534	-	-	66,534	80,513
Free energy	39,965	-	-	39,965	61,543
Tariff recovery	38,780	-	-	38,780	20,664
Short- term energy supplies	3,068	-	-	3,068	3,068
Other credits	7,626	-	-	7,626	7,911

TOTAL	155,973	-	-	155,973	173,699

	647,900	81,961	49,941	779,802	675,594

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
4.1 - Electric Energy Commercialization – CCEE (previously denominated Wholesale Energy Market – MAE)

The Company has recorded in current assets R$ 5,164 (R$ 5,571 – consolidated) and in current liabilities R$ 285 (R$ 784 – consolidated) related to sale and purchase of energy and system service charges realized in the Electric Energy Commercialization Enviroment (CCEE). A portion of these amounts is subject to changes depending on judicial proceedings in progress, filed by companies of the Sector, about the interpretation of market rules in effect.

	PARENT COMPANY		CONSOLIDATED

	A S S E T S	LIABILITIES	A S S E T S	LIABILITIES

					SYSTEM SERVICE CHARGES

	SALE	PURCHASE	SALE	PURCHASE

Balance as of December 31, 2004	568	102	935	978	322
Additions	5	183	6	277	610
Settlements	(454)	-	(1)	(876)	(527)

Balance as of December 31, 2005	5,164	285	5,571	379	405

4.2 - Tariff adjustment

4.2.1 - ESCELSA

On August 7, 2001, based on the second periodical tariff adjustment described in the Distribution Concession Contract of ESCELSA, ANEEL fixed the temporary tariff recovery of the Company, increasing 19,89%, applied in the electric energy supply tariff due to August 7, 2001.

On August 7, 2004, ANEEL changed this percentage definitely to 17,80%. As a result of this change, revenues decreased an amount of R$ 56.720, recorded on the income statement for the year ended December 31, 2004.

As a consequence of the third periodical tariff adjustment, also described in the Distribution Concession Contract of ESCELSA, in August 7, 2004, ANEEL fixed the temporary tariff recovery of the Company, increasing 6,33%, plus 3,63% of CVA and effects of Emergency Program for Reducing Electric Energy Consumption – PERCEE of 0,11%, reduced by the difference of 5,11% of the second periodical tariff adjustment, was applied in the electric energy supply tariff effective from August 7, 2004 to August 7, 2005.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

The mentioned tariff recovery is in a definitevely process of validation and approval by ANEEL. Quarterly Information as of March 31, 2005 does not include eventually adjustments which could result from the final tariff recovery.

The tariff decrease including the effects arising from the net recognition of taxes (Social Integration Program – PIS, Social Contribution on Revenues – COFINS, Income and Social Contribution Taxes), is as follow:

	PARENT COMPANY

		LIABILITIES AND
	A S S E T S	SHAREHOLDERS'	STATEMENTS
DESCRIPTION		EQUITY	OF INCOME

Provision
Tariff decrease	-	(56,720)	56,720
PIS	-	936	(936)
COFINS	-	4,311	(4,311)
Social contribution	4,415	0	(4,415)
Income tax	14,065	0	(14,065)
Accomplishment:	-	0	0
Tariff decrease	-	31,212	(31,212)
PIS	-	(515)	515
COFINS	-	(2,372)	2,372
Social contribution	(2,331)	-	2,331
Income tax	(8,278)	-	8,278

Balance as of December 31, 2005	7,871	(23,148)	15,277

4.2.2 – ENERSUL

On April 8, 2003, based on the first periodical tariff adjustment described in the Distribution Concession Contract of ENERSUL, ANEEL fixed the temporary tariff recovery of the Company, increasing 42,26%, of which 32,59% were applied in the electric energy supply tariff due to April 8, 2003, and the difference will be recovered in four installments of R$ 55.253, from 2004 to 2007.

On April 8, 2004, ANEEL changed this percentage temporarily to 43,59% and reallocated the installment of the differences in four cumulative payments in the amount of R$ 28.389 each, that will be added to revenues in the tariff readjustments from 2004 to 2007 .

On April 8, 2005, ANEEL changed this percentage again, definitely to 50,81%, reallocating the installment of the differences in four cumulative payments in the amount of R$ 46.601 each, that will be added to revenues in the tariff readjustments from 2004 to 2008.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

As a consequence, revenue of the quarter ended March 31, 2005 increased in the amount of R$ 81.517. The amount due to the mentioned installment has been recorded year by year in the current and long-term assets and will be recovered by the inclusion in the electric energy bills from April 8, 2004 to April 7, 2008. The tariff recovery of the first periodical tariff adjustment of ENERSUL was definitely approved in accordance with Resolution 072 of ANEEL of April 6, 2005, concluding the first periodical tariff adjustment process of ENERSUL.

Also in April 8, 2005, as a consequence of the tariff readjustment described in the Distribution Concession Contract of ENERSUL, ANEEL fixed the tariff readjustment of the Company, increasing 20.69%, composed by 7.36% of Tariff Readjustment Index –IRT, 9,92% of the installment of the differences of the first periodical tariff review, 3,41% of CVA applied in the electric energy supply tariff due to April 8, 2005.

Considering the difference between the Tariff Readjustment Index and the granted readjustment, ENERSUL registered, during this quarter, the revenues and related taxes, amounting to R$ 98,099. The Company started charges by tariff in April, 2004, recovering in the quarter R$ 7,788, which is recorded in “Tariff Recovery”, the movement on which during the period was as follows:

	PARENT COMPANY AND CONSOLIDATED

	CURRENT	LONG TERM

Balance as of December 31, 2004	55,896	20,664
Recovery via tariff	(7,788)	-
Transfers	79,983	(79,983)
Increase	-	98,099

Balance as of March 30, 2005	128,091	38,780

5. GENERAL ELECTRIC POWER SECTOR AGREEMENT

The General Electric Energy Sector Agreement, to which the Company adhered to on December 20, 2001, established conditions for settling contractual and administrative disputes and eliminating the possibility of judicial or extrajudicial suits over issues arising from the electric energy rationing period. The main points of the Agreement are as follows:

  Declaration of desistence/renunciation;
  Purchase agreement for net contractual surpluses;
  Agreement for reimbursement of free energy;
  Addendums to the initial contracts; and
  Energy Development Account (CDE).

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
Based on Provisional Measure 14/01, converted into Law 10438/02, and related Law, the Company calculated the amount of the Extraordinary Tariff Recovery - RTE applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption (PERCEE), in effect from June 2001 to February 2002.

At the same time, in common with the other electric energy distribution utilities, the Company calculated the monthly variations of costs not managed by the companies (Portion A) and listed all the additional energy purchase costs in the MAE (free energy) ambit to be repassed to the generators.

ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Portion A costs) and 483 (concerning free energy), all dated August 29, 2002, approved the amounts of the revenue recovery, the extraordinary electric energy tariffs of which were as follows:

  2.9% for residential customers (except low income users), rural users and public lighting;
  7.9% for all other customers.

ANEEL Resolution 1, as of January 12, 2004 fixed new periods for application of the Extraordinary Tariff Recovery (RTE) (losses and free energy), modifying the tariff recovery period from 70 to 69 months (82 to 73 months – ENERSUL), starting as from December 2001.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

5.1 – Recovery of electric energy supply losses

These Recovery of electric energy supply losses, were as follows:

PARENT COMPANY

ITEMS	Related regulation	Aproved amount	December 31, 2005

			Accumulated remuneration	Amortized amount	Amount to be amortized

	Resolutions
Revenue decrease	480/02, 481/02 and
	01/04	149,512	74,646	(127,266)	96,892
Provision for losses		-	-	-	(25,339)

					71,553

Free energy	Resolutions
	01/04 and 45/04	76,639	24,703	(32,299)	69,043
Provision for losses		-	-	-	(26,850)

					42,193

		226,151	99,349	(159,565)	113,746

Current Assets					(56,019)

Long term Assets					57,727

CONSOLIDATED

ITEMS	Related regulation	Aproved amount	December 31, 2005

			Accumulated remuneration	Amortized amount	Amount to be amortized

	Resolutions
Revenue decrease	480/02, 481/02 and
	01/04	236,273	120,811	(200,707)	156,377
Provision for losses		-	-	-	(25,339)

					131,038

Free energy	Resolutions
	01/04 and 45/04	111,712	35,727	(52,687)	94,752
Provision for losses		-	-	-	(26,850)

					67,902

		347,985	156,538	(253,394)	198,940

Current Assets					(92,441)

Long term Assets					106,499

The loss amounts were recorded in the “Consumers and Concessionaires” account, in

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
current assets and long-term receivables.

Accordingly with the Management studies, the Company projects an insufficient recovery of part of these assets in the maximum established term, in the amount of R$ 25,339 (Loss Revenue) and R$ 26,850 (Free Energy). Based on this, and in prudence, it was recorded provision for losses.

However, Management will make effort for, preliminarily in administrative level, in order to recover the integral credits, based on the related RTE law and, especially on the General Agreement of the Electric Sector terms.

The amounts of Free Energy refer to electric energy that was generated but is not part of the original contracts or equivalents.

Based on the Free Energy Reimbursement Agreement, the Generators, in accordance with article 2nd of Law 10438, paid during PERCEE period, free energy allocated by CCEE, by market prices (CCEE prices) in accordance with pre-established rules.

The Distribution Companies reached by Extraordinary Tariff Recovery – RTE, will reimburse the generators the difference between the CEEE prices and the amount of R$49.26 / MWh.

The amounts of this reimbursement were calculated by CCEE and distributed to Distribution Companies proportionally to the individual consume verified at National Interconnected Electric System of the electric energy market.

The amount of free energy has been reimbursed to generators, in accordance with Resolution 045, of March 3, 2004 and has been billed together with RTE in 69 months (73 months no ENERSUL), from December 2001, with the following breakdown:

PARENT COMPANY

ITEMS	Aproved amount Resolutions 01/04 and 45/04	December 31, 2005

		Accumulated remuneration	Total Accumulated	Amortized amount	Balance to transfer

Free energy	76,639	24,703	101,342	(32,300)	69,042
Provison for losses	-	-	-	-	(26,850)

Total	76,639	24,703	101,342	(32,300)	42,192

Current Assets					(16,903)

Long term Assets					25,289

CONSOLIDATED

ITEMS	Aproved amount	December 31, 2005

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

	Resolutions 01/04	Accumulated	Total	Amortized	Balance to
	and 45/04	remuneration	Accumulated	amount	transfer

Free energy	111,712	35,727	147,439	(52,688)	94,751
Provison for losses	-	-	-	-	(26,850)

Total	111,712	35,727	147,439	(52,688)	67,901

Current Assets					(27,936)
Long term Assets					39,965

The free energy was registered also in the account “Consumers and Concessionaires” as current asset (consolidated) and long term asset, with correspondent entry in “Non-billed revenue”.

A liability in the same amount was registered as current and long term liability, in the account “Energy Suppliers”, with the correspondent entry in the account “Acquired energy to resale – current” in the income statement.

As mentioned in Note 6.1, the amount of free energy could be subject to changes, depending on decision of the judicial process on going, derived from some energy companies, regarding interpretation of market rules.

5.2 - Variation in the composition of Portion “A” costs

In order to determine the concessionaires’ tariffs practiced, the electric energy distribution concession agreements establish amounts for each item of those exogenous costs that are part of the operating expenses known as the variable Portion A of the IRT formula, as follows:

  Tariff for the transfer of the energy potential from Itaipu Binacional;
  Tariff for the transport of the electric energy from Itaipu Binacional;
  Quota for the Fuel Consumption Account (CCC);
  Costs for transmission infrastructure usage on the basic grid;
  Financial compensation for use of water resources;
  System Service Charges (ESS);
  Energy purchased as established in the initial agreements;
  Quota for the Global Reversion Reserve Contribution (RGR);
  Electric energy service inspection fee;
  Connection charges; and;
  Energy Development Account (CDE).

Provisional Measures 2227/01 and 14/01, converted into Law 10438/04, and ANEEL Resolution 90/02 set up a pro-forma account for recording the compensation of

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
differences, positive or negative, between the amount of each item from the date of the last tariff increase to the date it was effectively paid.

These amounts were recognized in the Prepaid expenses account in long-term receivables, with a contra entry to Operating expenses, according to their nature.

5.2.1 Breakdown of Portion “A” variation approved by ANEEL

The Portion A amounts that will be recovered after the end of RTE (Loss and Free Energy) balance, calculated in the period from January 1 to October 25, 2001, and computed in the extraordinary tariff recomposition, were as follows:

PARENT COMPANY

	Aproved amount	December 31, 2005

ITEM	Resolutions	Accumulated	Total	Amortized	Amount to be
	482/02 and 001/04	remuneration	Accumulated	amount	amortized

Portion “A”
	38,183	33,790	71,973	-	71,973

	38,183	33,790	71,973	-	71,973

CONSOLIDATED

	Aproved amout	December 31, 2005

ITEM	Resolutions	Accumulated	Total	Amortized	Amount to be
	482/02 and 001/04	remuneration	Accumulated	amount	amortized

Portion “A”
	63,385	54,842	118,227	-	118,227

	63,385	54,842	118,227	-	118,227

ANEEL Resolution 1/04 modified the procedure for the recovery of Portion A, extending the period of the RTE to that necessary to reach the amount approved, by using the same mechanism, that is, the extraordinary tariff application.

5.2.2 - Account of Installment A variation (CVA)

Amounts registered as Portion A – CVA variations, which are not part of the extraordinary tariff recovery, calculated as from October 26, 2001, are recorded in prepaid expenses, as follows:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

	PARENT COMPANY		CONSOLIDATED

	03/05	12/04	03/05	12/04

ASSETS
Current
Prepaid expenses
CVA	77,449	71,461	120,499	114,412
(-) CVA Liability	(31,345)	(31,381)	(43,169)	(41,967)

	46,104	40,080	77,330	72,445
Other	1,912	935	2,596	940

	48,016	41,015	79,926	73,385

Long term assets
Prepaid expenses
CVA	18,589	28,867	20,136	40,041
Other effect on increase in PIS/COFINS
rates	38,710	30,310	74,032	60,552
(-) CVA Liability	(8,044)	(11,195)	(8,431)	(13,952)

	49,255	47,982	85,737	86,641

Variation of Parcel A items	71,973	67,276	118,227	111,671

	121,228	115,258	203,964	198,312

(*)
As from December 2002 there was an increase in the PIS rate from 0.65% to 1.65% and, as from February 2004, in the COFINS rate from 3% to 7.6%. This increase was followed by the non-cumulativity principle of these taxes. ANEEL did not recognize the increase of these rates on the electric energy tariff, the indirect costs of which the Company has been recording as PIS/COFINS expenses. Based on Official Letter 1482/2004 – SFF/SRE/ANEEL of September 6, 2004, the Company set up regulatory asset of the amount calculated between the rates and the previous systems with the current rates and the non-cumulativity principle since the dates of the increases.

According to Interministerial Ordinance 116/03, the CVA balance will be included in the electric energy supply tariffs in the 24 months subsequent to the annual tariff adjustment that will occur between April 8, 2004 and April 7, 2005. The postponement includes, in the case of ESCELSA, the balance for the period from August 2002 to July 2003 and, for ENERSUL, from April 2002 to March 2003, plus an amount to be calculated in the 12 months subsequent to the adjustments from August 2003 and April 2003, respectively.

The CVA approved and in progress is as follows:

	PARENT COMPANY		CONSOLIDATED

	03/05	12/04	03/05	12/04

CVA
Approved	38,835	48,721	61,758	79,074
In progress	56,524	39,340	101,309	80,011

	95,359	88,061	163,067	159,085

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
5.3 - Emergency Capacity Charge

Established by Provisional Measure as of December 21, 2001, converted into Law of April 26, 2002, the objective of this charge is to cover the costs necessary for contracting the generation capacity or electric energy potential by Comercializadora Brasileira de Energia Emergencial – CBEE. The electric energy distribution concessionaires are responsible for the billing of this charge which reaches all consumer classes, except the residential classified as low income, based on the individual consumption.

The collection of this charge, approximately R$ 0.0067/kWh, is fully repassed to CBEE, net of the taxes generated.

5.4 –SELIC remuneration

In accordance with current legislation, the RTE and CVA balances are remunerated based on the SELIC interest rate, and the amount of R$ 10,489 has been recognized in the statements of income of the first quarter of 2005 (R$ 11,876 at March 31, 2004) in the parent company and R$ 18,291 at March 31, 2005 (R$ 20,813 at March 31, 2004) in the consolidated.

6. TAXES RECOVERBLE

	PARENT COMPANY		CONSOLIDATED

Recoverable Taxes	03/05	12/04	03/05	12/04

Withholding Income Tax	628	2,918	9,630	13,745
Income Tax recoverable (IRPJ)	-	9,174	5,676	15,969
Social Contribution on net income	5,115	5,460	5,991	8,687
I.C.M.S. recoverable	6,432	5,036	10,032	14,410
Social Integration Program (PIS) recoverable	172	172	987	1,015
Social Contribution on Revenues (COFINS) recoverable	717	717	731	731
Income tax on remitrances abroad	-	-	2,493	2,453
Other	436	388	846	850

	13,500	23,865	36,386	57,860

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

The tax credits listed below relative to income tax and social contribution losses and other amounts that constitute temporary differences, to be used for reduction of future taxation, were recorded based on the Company’s profitability history and expected taxable income for the next years, considering a maximum period of ten years.

	PARENT COMPANY		CONSOLIDATED

ASSETS	03/05	12/04	03/05	12/04

Tax loss	573.950	581.575	968.738	982.462

	-	-	-	-
Temporary additions
Tariff Reduction	23.149	34.966	23.149	34.966
Labor and civil claims	29.701	31.795	56.075	58.169
Post-employment benefits	37.737	37.803	37.737	37.803
Tax claims	134.606	134.651	150.677	150.722
Other additions	1.576	1.576	1.576	1.576

	226.769	240.791	269.214	283.236

	800.719	822.366	1.237.952	1.265.698
Statutory rate	25%	25%	25%	25%

Income tax	200.180	205.592	309.489	316.425

Base for calculation of social contribution	637.070	623.275	928.645	920.820

	-	-	-	-
Temporary additions
Tariff Reduction	23.149	34.966	23.149	34.966
Labor and civil claims	29,701	29,702	56,075	56,076
Post-employment benefits	37,737	37,803	37,737	37,803
Tax claims	88,511	88,511	88,511	88,511
Other additions	1,576	1,576	1,576	1,576

	180,674	192,558	207,048	218,932

	817,744	815,833	1,135,693	1,139,752
Statutory rate	9%	9%	8% e 9%	8% e 9%

Social contribution	73,598	73,425	99,034	99,339

Income tax	273,778	279,016	408,522	415,763
Current Assets	(7,871)	(11,889)	(19,745)	(24,470)

Long term Assets	265,907	267,127	388,777	391,293

The expectation as to the realization of these deferred tax credits is as follows:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

Amount recorded:

PARENT COMPANY

EXPECTATION								TOTAL
OF	TOTAL						2012 to	LONG
REALIZATION	CURRENT	2007	2008	2009	2010	2011	2014	TERM

Income tax	5,787	23,132	12,075	16,819	21,415	26,627	94,325	194,393
Social contribution	2,084	7,951	4,321	6,055	7,709	9,586	35,892	71,514

	7,871	31,083	16,396	22,874	29,124	36,213	130,217	265,907

CONSOLIDATED

EXPECTATION	TOTAL							2012	TOTAL
OF	CURRENT							to	LONG
REALIZATION	2005	2006	2007	2008	2009	2010	2011	2014	TERM

Income tax	14,518	13,020	39,391	27,597	32,248	38,897	46,532	97,285	294,970
Social contribution	5,227	4,690	13,807	9,911	11,612	8,309	9,586	35,892	93,807

	19,745	17,710	53,198	37,508	43,860	47,206	56,118	133,177	388,777

Credits not recorded:

	PARENT COMPANY	CONSOLIDATED

EXPECTATION OF REALIZATION	After 2014

	03/05	03/05	12/04

Income tax	7,544	21,875	14,957
Social contribution	2,475	7,204	4,541

	10,019	29,079	19,498

Based on SRF COSIT Opinion 26/02 and decisions of the 1st, 2nd and 6th Federal Revenue Regional Superintendencies (SRF), the subsidiary Enersul claimed the right at the administrative level to defer taxes on RTE (recovery of rationing losses and free energy), as well as on the wholesale energy market (MAE).

Through Notification 5/04, the Company was informed of Decision 3.103/03 of the Federal Tax Department’s Regional Office in Campo Grande – MS, approving the request for deferral of the above mentioned revenues in respect of the related federal taxes.

Because of that, the Enersul tax credits, originally written-off in 2001, were reconstituted and the following deferred tax liabilities recognized.

Debts recorded:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

	PARENT COMPANY		CONSOLIDATED

LIABILITIES	03/05	12/04	03/05	12/04

Income tax	83,409	82,657	133,401	111,782
Social contribution	30,875	29,756	48,486	40,241
PIS	-	-	2,976	2,075
COFINS	-	-	13,717	9,561

	114,284	112,413	198,580	163,659
Current liabilities	-	-	(57,090)	(24,040)

Long Term Liabilities	114,284	112,413	141,490	139,619

8 - ASSOCIATED, SUBSIDIARY AND PARENT COMPANIES

	PARENT COMPANY

	ASSETS		LIABILITIES		INCOME

	OTHER CREDITS		Other Debts		ELECTRICITY PURCHASED

					FOR RESALE

Related Party	03/05	12/04	03/05	12/04	03/05	03/04

MAGISTRA	8	13	-	-	-	-
ENERSUL	869	2,025	65	191	-	-
ESCELSAPAR	114	97	253	519	-	-
CESA	1,954	733	-	-	783	710
ENETRADE	-	-	-	-	34,907	19,571
OTHER AFFILIATED	458	636	-	-	-	-

	3,403	3,504	318	710	35,690	20,281

		CONSOLIDATED

	ASSETS		INCOME

	LOAN		ELECTRICITY PURCHASED

			FOR RESALE

Related Party	2004	2003	2004	2003

ESC90	30,593	29,367	-	-
ENETRADE	-	-	51,063	39,479
OTHER AFFILIATED	940	1,001	-	-

	31,533	30,368	51,063	39,479

8.1 - Other receivables and payables

These transactions refer basically to the transfer of related companies costs, including administrative and technical cooperation activities.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

8.2 – Energy purchased for resale (*)

ENERTRADE

On December 23, 2002, ESCELSA and its indirect subsidiary ENERSUL signed with ENERTRADE – Comercializadora de Energia S.A. an agreement for the purchase and sale of electric energy, effective from January 1, 2003 to December 31, 2012, covering, for the parent company, an average of 11.45 MW in 2003 and 52 MW as from 2004, and for ENERSUL an average of 35 MW at prices of R$ 85.67/MWh (ESCELSA) and R$ 80.21/MWh (ENERSUL), altered on February 19 and March 20, 2003, to R$ 83.73/MWh and R$ 79.77/MWh, respectively.

These prices were established according to the rules on the Normative Value (VN) based on August 2002 to ESCELSA and April 2002 to ENERSUL, included in ANEEL Resolution 248 of May 06, 2002, applicable at the time the agreements were entered into and submitted for registration with ANEEL.

During the first tariff adjustment process on April 2003, ENERSUL shown the Enertrade contract with adjusted prices to March, 2003 to R$ 104,74 /MWh, based on current legislation. However, ANEEL recognized only R$ 84.33/MWh, the average price in the Southeast region auctions for six-year agreements, according to the auction price occurred in 2002.

During the ESCELSA tariff adjustment process of Agust, 2003 the company was informed that ANEEL did not accept the agreement amount of R$ 104,87/MWh as of August 2003, with fixed the limit repass amount in R$ 74,79/MWh, as of December 2002, taking into consideration the technical notes issued by ANEEL (throught NT 023 of SEM/ANEEL, of April 3, 2003 and NT 081 of SFF/ANEEL of April 07, 2003).

On April 25, 2003 and August 29, 2003, ENERSUL and ESCELSA, respectively, filed administrative appeals at ANEEL defending the full application of the contractual amounts, for recognition in the tariff, using the following arguments:

a) ENERSUL: (i) absence of a normative basis for recognizing only R$ 84.33/MWh; (ii) the cost of energy purchased limited by the VN methodology must be repassed to the electric energy tariffs, as determined by the 5th and 6th subclauses, of clause 7 of the Concession Agreement.

b) ESCELSA (i) due to the date expiration for ANEEL present any appeal the agreement remained approved; (ii) absense of normative act that justified the adoption of a limit by repass amount different from VN, and (iii) absense of normative act in accordance with the technical notes utilized.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
 Through Official Letters 1769/03 and 1779/03-SFF/ANEEL, of October 29, 2003, ANEEL did not approve the ENERSUL and ESCELSA agreements, and confirmed the previous understanding to recognize R$ 83.84/MWh at the base date March 2003 and R$ 83.84/MWh at the base date December 2003, for each of the concessionaires, respectively.

Price differences above are at 1st quarter at R$ 4,928 to Escelsa and R$ 2,342 to Enersul respectvely recorded at operating expenses.

Administrative decisions on the appeals are awaited, and judicial solutions are available if there are unfavorable decisions.

CESA

ESCELSA has an agreement for the purchase and sale of electric energy, effective as from August 1, 2001 to December 25, 2025, for the average of 2.57 MW, as from September 19, 2001, at the price of R$ 93.07/MWh, altered on August 7, 2003 to 2.80 MW, at the price of R$ 116.12/MWh, effective as from February 25, 2003, already recognized in the tariff approved by ANEEL.

COSTA RICA
The subsidiary ENERSUL has an agreement for the purchase and sale of electric energy, recognized by ANEEL, effective as from March 1, 1999, for the average of 10.33 MW, altered on April 8, 2003, at the price of R$ 89.30/MWh.

(*)The amounts of the MWh prices are in units of Brazilian Reais.

8.3 - Loans and financing

The consolidated financial statements show basically the balance of loans between the subsidiary MAGISTRA and related company ESC90, which were made under similar conditions applied to financing transactions practiced by the national financial market.

The conditions of the two main loans are as follows:

  Interests : 100% of Interbank Deposit Certificate - CDI;
  Maturity: sundry, up to the end of 2005

The Loans and Financing account balance to ESC90 of R$ 30.593 thousand (R$ 29.367 thousand in 12/31/2004), is net of provision of R$ 54.062 to uncollectible accounts calculated due to the projected financial capacity of this subsidiary for the debt amortization.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
The financial income of MAGISTRA from related company ESC90 of R$ 1,307 (R$ 2,591 consolidated at March 31, 2004), is recorded in the Other financial income account. The loans are guaranteed by promissory notes equivalent to 125% of the principal.

The Company does not engage in transactions or agreements with related parties under terms or conditions more or less favorable than would be practiced with third parties.

9 - INVESTMENTS

	PARENT COMPANY		CONSOLIDATED

	03/05	12/04	03/05	12/04

Equity investments:
Stated by the equity method:
MAGISTRA PARTICIPAÇÕES S.A	712,098	668,851	-	-
advancee for capital increase - MAGISTRA	155,086	205,698
TV A CABO VITÓRIA - TVIX S.A.	(375)	(375)	-	-
ESCELSA PARTICIPAÇÕES S.A. - ESCELSAPAR	652	629	-	-

	867,461	874,803	-	-

Goodwill on investments purchase:
Goodwill	-	-	396,894	396,894
Amortization	-	-	(52,341)	(48,726)

	-	-	344,553	348,168

Other investments	6,645	6,647	6,644	6,827

TOTAL	874,106	881,450	351,197	354,995

The goodwill recorded by wholly-owned subsidiary MAGISTRA, arising from the difference between the amount paid and the book value of ENERSUL, acquired on November, 1997, based on the company’s future profitability over the period of the ENERSUL concession (thirty years) and is being amortized proportionally to its projected results, discounted to present value, at the purchase date of the investment.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

Additional information on investments stated on the equity method of accounting:

	MAGISTRA		TVIX		ESCELSAPAR

	03/05	12/04	03/05	12/04	03/05	12/04

Class of shares	Common	Common	Common	Common	Common	Common
Total shares	473,203,348	473,203,348	1,540	1,540	1,000	1,000
Total shares of Escelsa	473,203,348	473,203,348	1,500	1,500	1,000	1,000
Capital stock	668,483	668,483	1,540	1,540	2,800	2,800
Shareholders' equity	712,098	668,851	(383)	(383)	463	629
Advance for capital increase - MAGISTRA	155,086	205,698	-	-	-
Translation adjustments	-	-	-	-	189
Results for the quarters 2005 and 2004	43,245	17,442	-	(35)	24	(539)

Participation %	100%	100%	97,40%	97,40%	100%	100%

Investment value	867,184	874,549	(375)	(375)	652	(539)

Result of equity method	43,245	17,442	-	(34)	24	(709)

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

10 – PROPERTY, PLANT AND EQUIPMENT

	PARENT COMPANY		Annual average rates of depreciation (%)	CONSOLIDATED

	03/05	12/04		03/05	12/04

IN SERVICE:
Generation	111,679	111,755	2.44%	273,856	273,915
Transmission	17,282	17,302	2.88%	17,282	17,302
Distribution	1,141,525	1,130,665	4.28%	2,151,904	2,130,950
Commercialization	4,285	4,285	7.28%	7,946	7,963
Administration	139,210	135,333	11.60%	273,594	266,442

	1,413,981	1,399,340	4.84%	2,724,582	2,696,572

(-) DEPRECIATION:
Generation	(70,026)	(69,384)		(127,871)	(126,016)
Transmission	(6,535)	(6,424)		(6,535)	(6,424)
Distribution	(474,246)	(463,534)		(892,788)	(873,492)
Commercialization	(3,384)	(3,305)		(4,669)	(4,438)
Administration	(73,375)	(70,242)		(140,673)	(134,826)

	(627,566)	(612,889)		(1,172,536)	(1,145,196)

	786,415	786,451		1,552,046	1,551,376

UNDER CONSTRUCTION
Generation	22,553	18,520		84,884	78,746
Transmission	244	244		244	244
Distribution	89,421	78,998		171,504	146,602
Commercialization	-	-		-	-
Administration	4,610	7,616		12,505	19,290

	116,828	105,378		269,137	244,882

TOTAL	903,243	891,829		1,821,183	1,796,258

Obligations related to the concession	(112,818)	(111,836)		(241,880)	(237,839)

	790,425	779,993		1,579,303	1,558,419

Obligations related to the concession are as follows:

	PARENT COMPANY		CONSOLIDATED

	03/05	12/04	03/05	12/04

Consumer
contributions	81,715	80,733	116,701	115,224
Donations and
subsidies	25,794	25,794	84,663	81,904
Federal
participation	5,309	5,309	40,516	40,711

TOTAL	112,818	111,836	241,880	237,839

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
The obligations related to the concession of public energy service are represented by Federal amounts, donations not conditioned to any return in favor of the donor, and the subventions and contributions received from consumers intended for investments in the distribution activity.

The maturity date of these obligations is determined by the Regulating Agency, which settlement will occur at the end of the concession.

11 - SUPPLIERS

	PARENT COMPANY		CONSOLIDATED

CURRENT	03/05	12/04	03/05	12/04

Electric Energy Suppliers:
FURNAS	26,867	33,789	26,867	33,789
ITAIPU	26,629	24,445	37,588	34,537
ENERTRADE	13,642	13,194	23,831	23,243
TRACTEBEL	-	-	3,849	8,423
Auction	5,102	-	12,181	-
Use of transmission line (ONS)	11,464	11,791	17,353	19,902
CCEE
Free Energy	16,903	-	28,194	10,678
Other	2,432	462	10,185	7,057

	103,039	83,681	160,048	137,629
Material and service providers	16,187	28,939	30,017	48,263

TOTAL	119,226	112,620	190,065	185,892

LONG TERM

Eletric energy Suppliers:
Free Energy	25,289	44,617	39,965	61,543

	25,289	44,617	39,965	61,543

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

12 - LOANS AND FINANCING

PARENT COMPANY

		AMORTIZATION		03/05			12/04

	AVERAGE	TYPE (*)
DESCRIPTION	ANNUAL		PERIOD	Charges	Current	Long-Term	Charges	Current	Long-Term
	INTEREST RATE

Local Currency:
ELETROBRAS	6,0% a 6.05%	M	05/00 to 06/16	-	1,830	13,270	-	1,718	13,780
BNDES	TJLP + 3.8%	M	11/99 to 10/10	312	42,597	33,475	352	42,230	43,740
BNDES-Rat. Losses	SELIC+1.0%	M	03/02 to 01/06	512	29,768	85,901	527	30,432	88,824
BNDES- CVA	SELIC+1.0%	M	12/03 to 08/06	341	26,859	11,191	364	26,257	17,505
Banco Pactual	CDI+1.85%	M	12/03 to 12/04	-	-	-	-	-	-
Banco Pactual	110% CDI	S	02/04	-	-	-	-	-	-
Banco do Brasil	110% CDI	S	12/05	-	5,000	-	-	8,366	-
BRADESCO	110% CDI	S	11/05	-	32,424	-	-	21,480	-
SAFRA	112% CDI	S	07/05	-	10,030	-	-	-	-
SANTANDER	113% CDI	S	02/06		4,112	-	-	-	-
PACTUAL	108% CDI	S	04/05	-	4,281	-	-	3,562	-
PACTUAL	108.5% CDI	S	09/05		45,928	-	-	72,119	-
ITAÚ/BBA	CDI+1.75%	S	03/06	-	49,133	-	-	-	46,931
				1,165	251,962	143,837	1,243	206,164	210,780

Foreign Currency:
BBA	16%	S	01/03	-	-	-	-	-	-
BNDES	UMBNDES + 3.5%	M	09/01to 10/10	67	10,810	3,328	79	10,780	6,014
Senior Notes	10.0%	S	07/07	23,938	-	1,149,020	52,431	-	1,143,935

				24,005	10,810	1,152,348	52,510	10,780	1,149,949

TOTAL				25,170	262,772	1,296,185	53,753	216,944	1,360,729

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

CONSOLIDATED

		AMORTIZATION			03/05			12/04

	AVERAGE ANNUAL
DESCRIPTION	INTEREST RATE	TYPE	PERIOD	I Charges	Current	Long-Term	Charges	Current	Long-Term
		(*)

Local Currency:

ELETROBRAS - ESCELSA	6,0% a 6.5%	M	05/00 to 06/16	-	1,830	13,270	-	1,718	13,780
ELETROBRAS - ENERSUL	6,0% - 12.,0%	M	12/97 to 05/22	195	4,838	35,735	168	7,715	36,654
BNDES - ESCELSA	TJLP + 3.8%	M	10/99 to 10/10	312	42,597	33,475	352	42,230	43,740
BNDES - ENERSUL	TJLP + 3.85%	M	09/01 to 02/08	175	14,344	27,491	189	14,220	30,808
BNDES - ENERSUL	TJLP + 4.,00%	M	10/04 to 09/07	104	9,871	14,807	114	9,786	17,125
BNDES- Rat. Losses	SELIC+1.0%	M	02/02 to 06/06	873	43,880	151,670	909	44,076	156,381
BNDES-CVA.	SELIC+1.,0%	M	05/04 to 04/06	492	42,596	12,647	544	41,469	23,218
BNDES- CESA	TJLP + 4.5%	M	07/04 to 07/12	208	6,445	40,280	36	6,389	41,528
BCO BRASIL - FCO	11.20%	M	11/04 to 11/13	270	3,333	25,555	277	3,333	26,389
BCO BRASIL	115% CDI	S	05/05	-	5,000	-	-	8,366	-
BRADESCO	110% CDI	S	11/05	-	32,424	-	-	21,480	-
PACTUAL	108% CDI	S	04/05	-	4,281	-	-	3,562	-
PACTUAL	108,5% CDI	S	09/05	-	45,928	-	-	72,119	-
ITAÚ BBA	CDI + 1.,75 a .a	S	03/06	-	49,133	-	-	-	46,931
ITAÚ BBA	CDI + 2.4%	Sa	02/05 to 05/10	1,365	-	110,000	-	-	-
BCO SAFRA	112% CDI	M	05/04 to 06/05	16	29,858	-	23	19,828	-
SANTANDER	113% CDI	S	02/06	-	4,112	-	-	-	-
CONTA GARANTIDA	115% CDI	M	10/02 to 05/05	52	20,200	-	50	29,228	-
FUNDAÇÃO ENERSUL	10%	M	07/98 to 11/13	105	4,320	13,133	202	3,999	13,960
OTHERS	1.,35%	M	05/00 to 06/09	-	-	-	-	-	1,289

TOTAL				4,167	364,990	478,063	2,864	329,518	451,803

Foreign Currency:

SENIOR NOTES	10,0%	S	07/07	23,938	-	1,149,020	52,431	-	1,143,935
BNDES	UMBNDES+3,5%	M	09/01 to 10/10	67	10,810	3,328	79	10,780	6,014
BNDES- CESA	UMBNDES	M	07/04 to 07/12	34	911	5,770	213	908	5,981
BNDES- ALFA	TJLP + 4,00%	M	11/04 to 10/07	28	2,186	3,461	30	2,180	3,996
UNIBANCO (*)	2,4% a 5,0%	M	03/06	209	8,227	-	166	7,933	1,986
EUROPEAN INVEST BANK	LIBORtri + 4,0% - 5,0%	Sa	12/02 to 03/09	576	7,854	19,924	126	7,818	20,125
STN-DMLP	LIBORsem + 4,5% - 8,2%	Sa	10/96 to 04/24	738	2,969	30,928	336	2,956	30,791
BBA FMO (*)	8,90%	Sa	03/02 to 09/07	35	3,984	2,848	194	5,567	3,807
ITAÚ (*)	3,0% a 4,0%	S	03/053	-	-	-	950	44,608	-
BBV (*)	11,55%	M	12/03 to 11/05	720	5,610	-	805	7,502	-
BBA (*)	2,4% a 4,05%	S	02/06	371	54,258	-	41	28,331	-

				26,716	96,809	1,215,279	55,371	118,583	1,216,635

				30,883	461,799	1,693,342	58,235	448,101	1,668,438

Long term charges
UNIBANCO (*)				-	-	-	36	-	36

				-	-	-	36	-	36

				30,883	461,799	1,693,342	58,271	448,101	1,668,474

TYPE:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
S = Single
M = Monthly
Sa = Semiannual

(*) Loans protected by swap contracts against foreign exchange variations.

a) The issuance of bonds abroad refers to the funding obtained through Senior Notes, in a total equivalent to US$ 430,958 thousand, falling due in a single installment in 2007, with interest of 10% p.a., payable on a semiannual basis, on January 15 and July 15 of each year. On May 21, 1998, these Notes were registered with the Securities and Exchange Commission (SEC), in the United States of America, in accordance with the Securities Act of 1933.

The indirect controlling shareholder EDP – Electricidade de Portugal S.A. made a public offer for the acquisition and request of waiver related to the Notes, having acquired the principal of US$ 205,796 thousand, with settlement on December 23, 2002. Before making such offer, EDP held a total of US$ 151,575 thousand in Notes, representing, approximately, 35% of the total issue. Thus EDP became the holder of a total of US$ 357,371 thousand in Notes, representing approximately 83% of the total issue, and the main covenants relating to these Senior Notes were removed.

ESCELSA eliminated all obligations inherent to this issuance.

b) ESCELSA and ENERSUL loans from ELETROBRÁS, BNDES, UNIBANCO and Banco do Brasil – FCO are guaranteed by their receivables in a blocked account. ENERSUL loans from the Secretariat of the National Treasury (STN) are guaranteed by debit in an account, of receivables, by the government of the State of Mato Grosso do Sul and part by cash escrow. Other loans are guaranteed by promissory notes. MAGISTRA loan payable to BNDES is guaranteed by ENERSUL shares in escrow.

c) The breakdown of loans and financing by currency is as follows:

	PARENT COMPANY		CONSOLIDATED

	03/05	12/04	03/05	12/04

Local Currency	395,799	416,944	843,053	781,321
Foreign Currency	1,163,158	1,160,729	1,312,088	1,335,218

TOTAL	1,558,957	1,577,673	2,155,141	2,116,539

d) The percentage variations of the main indicators used to restate the loans and financing during the accumulated period are as follows:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

Currency indicators	03/05	03/04

US$ x R$	0.44%	0.67%
TJLP	9.75%	10.00%
SELIC	4.18%	3.78%
UMBANDES	0.27%	1.19%
CDI	4.17%	3.76%

Maturity of short and long-term installments are as follows:

MATURITY	PARENT COMPANY			CONSOLIDATED

Current	Local	Foreign	Total	Local	Foreign	Total

2005	177,520	8,108	185,628	271,609	64,940	336,549
2006	74,442	2,702	77,144	93,381	31,869	125,250

	251,962	10,810	262,772	364,990	96,809	461,799

Long-term
2006	53,478	1,260	54,738	117,350	14,652	132,002
2007	70,140	1,149,560	1,219,700	145,342	1,164,258	1,309,600
2008	5,502	540	6,042	77,750	7,861	85,611
2009	5,444	540	5,984	59,557	3,693	63,250
2010	4,241	448	4,689	38,355	3,070	41,425
2011	929	-	929	15,042	2,622	17,664
2012	929	-	929	10,764	1,791	12,555
2013	930	-	930	5,785	807	6,592
2014	2,244	-	2,244	3,785	401	4,186
After 2014	-	-	-	4,333	16,124	20,457

	143,837	1,152,348	1,296,185	478,063	1,215,279	1,693,342

TOTAL	395,799	1,163,158	1,558,957	843,053	1,312,088	2,155,141

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

13 - PROVISION FOR CONTINGENCIES

	PARENT COMPANY

	03/05			12/04

Contingency	Provision		Judicial Deposits	Provision		Judicial Deposits

	In the Quarter	Accumulated		In the Quarter	Accumulated

Long-Term:
Labor	260	18,483	16,891	(323)	18,223	15,901
Civil	82	9,519	16,866	(54)	9,437	16,859
Fiscal	4,483	139,135	90,583	4,361	134,652	86,576

TOTAL	4,825	167,137	124,340	3,984	162,312	119,336

	CONSOLIDATED

	03/05			12/04

Contingency	Provision		Judicial Deposits	Provision		Judicial Deposits

	In the Quarter	Accumulated		In the Quarter	Accumulated

Long-Term:
Labor	328	29,369	22,700	(80)	29,041	21,113
Civil	1,427	18,792	17,762	102	17,365	17,729
Fiscal	6,600	183,763	134,556	1,497	177,163	125,704

TOTAL	8,355	231,924	175,018	1,519	223,569	164,546

It is management’s understanding that the provisions recorded are sufficient to cover probable losses from ongoing lawsuits. Based on the opinion of the legal advisors, all lawsuits for which the probability of a favorable outcome was considered to be remote were provided for.

Also, there are labor, civil and fiscal processes pending decision, in the total amount of R$ 30,311 (R$ 30,087 at December 31, 2004), for which the probabilities of favorable outcomes were considered as possible and no provisions were recorded.

COFINS

The amount is based on the deposited values in the period of May 1996 to July 1999, supported by preliminary order of court injunction, obtained on May 1996, in the litigation of immunity of tax incidence.

After the Supreme Court - STF decision in 07/1999 judging constitutional the COFINS incidence on the energy operations, the Company judged the conversion to income of the deposited values, normalizing the collections. Due to resolution pronounced by the 4th Federal Court, of the District Court of the State of Espírito Santo, the fiscal contingency, which debt occurred through the translation into the Federal Union income of the legal deposit realized due to the judgment of the proceeding, was extinguished on June 12, 2003.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

Labor Contingencies
Refer to the various labor claims against the Company which claim payment of overtime, hazardous work conditions, re-integration, among other items.

Civil
The civil contingencies include suits in which the Company is a defendant, primarily related to moral and material damages claims, and other claims challenging amounts paid by customers for tariff increases based on DNAEE Ordinances 38 and 45 of January 27, 1986 and March 4, 1986, respectively, during the Cruzado Economic Plan.

Tax Contingencies
The Company is also a party to an administrative suit with the Federal Revenue Agency, pending of judgment, for compensation of amounts overpaid related to FINSOCIAL, due to the discussion on the constitutionality of the Decrees – Law 2,445/88 and 2,499/88.

There is also a preliminary decision in a lower court, which guarantees reimbursement and/or off-set of amounts overpaid related to fines on tax and contributions spontaneously and untimely paid. The fines exemption is being requested based on article 138 of the National Tax Code – CTN.

Based on its legal advisers opinion, the Company decided off-set the amounts related to falling-due taxes and contributions (PIS, COFINS, Income tax and Social Contribution), as per Article 66 of Law 8,383/91.

Conservatively, the Company provided for the amounts corresponding to the related taxes and contributions.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

14 - CAPITAL AND RESERVES

In accordance with the by-laws, the Company is authorized to operate with up to R$ 1,000,000 in capital, of which R$ 153,947 is subscribed and paid up.

At March 31, 2005, capital was represented by 4,550,833 nominative common shares, with no par value, with composition of shares as follows:

	Quantity		%

Shareholders	shares	shareholders	of participation

IVEN S.A	2,378,672	1	52.27
GTD PARTICIPAÇÕES S.A	1,137,709	1	25.00
CENTRUS	275,678	1	6.06
CINVES	69,068	1	1.52
Other	689,706	227	15.16

	4,550,833	231	100.00

Composition of reserves:
	03/05	12/04

CAPITAL RESERVES:
Interest on construction in progress	65,687	65,687

TOTAL	65,687	65,687

PROFITS RESERVES:
Legal	16,662	16,662
Retention of profits	237,431	237,431

TOTAL	254,093	254,093

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

15 -. CHANGES IN STOCKHOLDERS’ EQUITY – PARENT COMPANY AND CONSOLIDATED

					FUNDS
		CAPITAL	REVENUE	RETAINED	FOR
	CAPITAL	RESERVE	RESERVES	EARNINGS	CAPITAL
					INCREASE	TOTAL

At January , 1st 2005	153.947	65.687	254.093	-	3.387	477.114

Net income for the quarter	-	-	-	54.101	-	54.101

At March , 31 2005	153.947	65.687	254.093	54.101	3.387	531.215

16 – OPERATING COSTS AND EXPENSES

The breakdown of the operational costs and expenses recorded at the Income Statement is as follows:

PARENT COMPANY

	COST OF SERVICE			OPERATING EXPENSES			TOTAL

	ELECTRIC ENERGY	OPERATION	THIRD- PARTY	SELLING	GENERAL AND ADMINISTRATIVE	OTHER	03/05	03/04

Electric energy	137,331	-	-	-	-	-	137,331	109,543
purchased for resale
Charges for the use of
transmission and	24,348	-	-	-	-	-	24,348	24,414
distribution systems

Personnel and	-	12,440	-	4	5,395	-	17,839	17,759
administratives
Private pension entity	-	513	-	-	240	-	753	485
Material	-	1,087	-	1	1,379	-	2,467	2,189
Third-party services	-	10,590	-	-	2,716	-	13,306	9,444

Depreciation and	-	13,106	-	-	3,866	2	16,974	15,094
amortization
Allowance for doubtful	-	2,316	-	-	-	-	2,316	3,428
accounts
Provision for	-	-	-	-	-	652	652	2,270
contingencies
Quotas of the energy
development account -	-	14,432	-	-	-	-	14,432	6,872
CDE
Quotas of fuel
consumption account -	-	19,090	-	-	-	-	19,090	10,693
CCC
Other	-	719	760	45	2,331	2,187	6,042	7,282

TOTAL	161,679	74,293	760	50	15,927	2,841	255,550	209,473

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

CONSOLIDATED

	COST OF SERVICE			OPERATING EXPENSES			TOTAL

	ELECTRIC ENERGY	OPERATION	THIRD- PARTY	SELLING	GENERAL AND ADMINISTRATIVE	OTHER

							03/05	03/04

Electric energy purchased	200,600	-	-	-	-	-	200,600	168,485
for resale
Charges for the use of
transmission and	46,813	-	-	-	-	-	46,813	34,903
distribution system
Personnel and	-	22,943	-	4	10,225	622	33,794	32,502
administratives
Private pension entity	-	650	-	-	321	-	971	764
Material	-	2,464	-	1	2,524	-	4,989	4,263
Third-party services	-	18,770	-	-	4,953	50	23,773	17,101

Row Material/input to	-	1,370	-	-	-	-	1,370	1,038
electric energy generation
Depreciation and	-	25,303	-	-	7,176	20	32,499	29,298
amortization
Goodwill amortization	-		-	-	3,615	-	3,615	3,615
Provision	-	5,244	-	-	-	-	5,244	5,735

Provision for	-	-	-	-	-	2,080	2,080	3,016
contingencies
Quotas of the energy
development account -	-	19,437	-	-	-	-	19,437	10,248
CDE
Quotas of fuel comsuption	-	24,706	-	-	-	-	24,706	15,474
account - CCC
Other	-	1,478	2,500	118	5,337	1,266	10,699	11,529

TOTAL	247,413	122,365	2,500	123	34,151	4,038	410,590	337,971

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

17 - INCOME TAX AND SOCIAL CONTRIBUTION

	PARENT COPANY				CONSOLIDATED
	03/05		03/04		03/05		03/04

	Income Tax	Social	Income Tax	Social	Income Tax	Social	Income Tax	Social
		Contribution		Contribution		Contribution		Contribution

Net income
before
income tax
and social
contribution	63,249	63,249	12,057	12,057	123,251	123,251	33,940	33,940

Tax rate	25%	9%	25%	9%	25%	9%	25%	9%

	15,812	5,692	3,014	1,085	30,813	11,093	8,485	3,055

Additions
(exclusions)
Results on
equity	(43,269)	(43,269)	(16,868)	(16,868)	-	-	-	-
Other
additions	6,589	7,855	2,992	4,275	11,970	10,959	8,733	8,914

	(36,680)	(35,414)	(13,876)	(12,593)	11,970	10,959	8,733	8,914

Tax rate	25%	9%	25%	9%	25%	9%	25%	9%

	(9,170)	(3,187)	(3,469)	(1,133)	2,993	986	2,183	802

Credits not
recorded			455	48

Effect on
results	6,642	2,506	-	-	33,805	12,079	10,668	3,857

18 - PENSION PLAN

The Company is the sponsor of FUNDAÇÃO ESCELSA DE SEGURIDADE SOCIAL –ESCELSOS, a nonprofit organization, with main purpose is to complement the benefits granted by the official social security to the Company’s employees, through two benefit plans: a Defined Benefit Plan (Plan I) and a Defined Contribution Plan (Plan II).

The mathematical reserves of these plans are calculated actuarially according to the capitalization method, and reviewed annually.

See below the number of participants in each plan:

	PLAN I	PLAN II	TOTAL

Active participants	25	1,340	1,365

Assisted participants
Retirees	619	161	780
Pension beneficiaries	124	8	132

	743	169	912

Total	768	1,509	2,277

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

As sponsor, ESCELSA contributes with a monthly proportional amount to the contribution of the participants in the ESCELSOS Foundation, in accordance with that established in each plan, being the maximum percentage of the Company’s contribution, considering the two plans, is limited to 7% of the active participants payroll. Up to the first quarter of 2005, ESCELSA contributed R$ 753 (R$ 731 in the first quarter 2004).

As established in CVM Deliberation 371 of December 13, 2000, as from January 1, 2002, publicly listed companies are required to record liabilities related to post-employment benefits, based on rules set forth by NPC (Accounts Procedure Rule) Pronouncement 26 issued by the Institute of Independent Auditors of Brazil (IBRACON).

To achieve this requirement, ESCELSA commissioned independent actuaries to evaluate such benefits, based on the Projected Unit Credit Method.

The Company promoted actuarial evaluation, based on the terms established at the mentioned Deliberation. The actuarial valuation indicated that in the Defined Benefit Plan – Planos de Previdência I e II, the fair value of assets exceeds the current actuarial liabilities, with a superavit of R$ 38.877 in 2004 and R$ 31.444 in 2003.

The Company’s management, conservatively, decided not to record this asset due to the effective reduction of the Sponsor’s contributions is not guaranteed, nor the future reimbursement.

At the subsidiary Enersul was adopted the same procedure of not recognize the superavit of R$ 19.447 in 2004 and R$ 16.045 in 2003.

Taking into consideration article 84 of the Deliberation, the present value of the actuarial liabilities of ESCELSA not covered at December 31, 2004 was recalculated, being measured the following post-employment benefits:

  Coverage of medical and dental expenses, medicines, health insurance and, in cases of confirmed special dependence, equivalent to 50% of the Company wage floor;

  Early retirement allowance (“AIA”), which is due to employees, hired until December 31, 1981, payable upon the termination of the employment contract, regardless the reason for the dismissal. The “AIA” guarantee the payment of a lump sum, individually calculated for each employee, considering the proportionally of contribution time to the INSS until October 31, 1996, the remuneration and the benefit paid by the INSS on October 31, 1996.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

See below changes in the amount for the first quarter:

CONSOLIDATED

Present value of actuarial obligations
not covered	(61,647)
Net unrecognized losses	23,844

Liabilities recognized on December 31, 2004	(37,803)
Realized during the period	66

Liabilities recognized on March 31, 1004	(37,737)
Current	3,913

Long-term	33,824

The net amount of the actuarial losses exceeding 10% of the present value of the actuarial obligations will be amortized annually, during the period corresponding to the average remaining work period estimated for the employees who adhered to the Plan.

19. INSURANCE (not reviewed)

The following is a breakdown by risk type and by validity period of the main insurance policies:

	VALIDITY	INSURED	PREMIUM
RISK		AMOUNT	AMOUNT

Specific equipment	06/24/2004 to 06/23/2005	283,823	265
Third party liability	06/24/2004 to 06/23/2005	4,770	76

Specific equipment

The policy covers the generating stations and the substations, specifying the principal items of equipment, with the respective insured amounts and maximum reimbursement. Basic insurance coverage includes events such as fire, lightning and any kind of explosion, plus additional coverage against possible electrical damage, sundry risks, risks for electronic and information technology equipment.

Third party liability

This policy covers involuntary personal or material damage caused to third parties as a consequence of the Company’s industrial and/or commercial activities.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

20 - FINANCIAL INSTRUMENTS

The Company’s business comprises the distribution and sale of electric energy to customers within its concession area – the state of Espírito Santo – and, therefore, significant financial instruments are related to the following transactions:

  Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recomposition and, therefore, are not subject to adjustments to market values.

  Investments in short-term mutual funds and/or fixed income investments are recorded at approximate market values as they are adjusted for accrued interest on a pro-rata basis, and for a provision for losses when applicable.

  Equity interests in other companies are in most cases through shares that are not publicly traded.

  Loans and financing of the Company are mainly long term, since most of them are from specific funding sources.

21.1 - Foreign exchange and interest rate risks

The book values of the main financial instruments in foreign currency are as follows:

	PARENT COMPANY		CONSOLIDATED

	03/05	12/04	03/05	12/04

Marketable securities	137,452	174,346	137,452	197,063
Senior Notes	(1,149,020)	(1,143,935)	(1,149,020)	(1,252,182)

	(1,011,568)	(969,589)	(1,011,568)	(1,055,119)

A portion of the loans and financing in local currency is comprised of financing from the government entities, ELETROBRÁS and BNDES.

As the market rate (or opportunity cost of capital) is defined by these government entities, taking into consideration the risk premium relative to the sector’s activities and the fact that there are no other financing sources or market options and/or methodology to estimate the market value thereof in light of the Company’s business and sector peculiarities, the market value for the portion comprised of local loans approximates book value, as do other financial assets and liabilities.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

As mentioned in Note 12, foreign currency financing were obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk.

Such risk comes from the possibility of the Company to incur losses due to foreign exchange fluctuations, which may increase the liabilities denominated in foreign currency.

The net exposure to foreign currency risks of the parent company’s financial instruments is as follows:

	BOOK VALUE		MARKET VALUE

	03/05	12/04	03/05	12/04

Senior Notes	(1,149,020)	(1,143,935)	(1,094,441)	(1,089,598)
U.S. dollar assets	137,452	171,615	150,195	189,889

Net Exposure	(1,011,568)	(972,320)	(944,246)	(899,709)

The method used to determine the fair value of the Senior Notes obligation was the average market price, as of March 31, 2005 of Senior Note transactions (Source: Sungard Powerdata-tradeline), in New York, USA, and, for the U.S. dollar assets, the contract market price at the end of the period was used, which is equivalent to book value.

In addition, the Company had derivative contracts aimed at reducing the above mentioned net exposure, which resulted in monetary variations being recorded in the financial statements for incurred losses of R$ 3,220, as follows:

				PARAMETERS
FINANCIAL INSTITUTION	DATE		CONTRACTED	(RATES %)

	TRANSACTION	MATURITY	AMOUNT	BANKS	ESCELSA	Losses

				Exchange variation +
PACTUAL	01/24/2005	07/13/2005	11,408	4.25%	100% CDI	1,114
				Exchange variation +
				4.22%
PACTUAL	01/24/2005	07/13/2005	9,880		100% CDI	966
				Exchange variation+
				4.00%
HSBC	01/24/2005	01/12/2006	11,526		100% CDI	1,140

			32,814			3,220

In consolidated, the loans and financing contracted by companies of the ESCELSA System were raised based on rates and charges usually practiced in the local and

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

foreign markets for investment funding in the electric energy sector in their concession areas of electric energy public services.
The subsidiary MAGISTRA presents the consolidation of financial liabilities in the foreign currency (US$) of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange and interest rate risk, swap instruments were used to hedge a portion of these liabilities, with changes of indices, as described in Note 12.
These swap indices are CDI, plus interest between 0.95% p.a. and 3.0% p.a.
Considering the appreciation of Real against U.S. dollar, these hedge transactions yielded losses of R$ 7,790, recognized in the financial statements, in monetary variations account.

At the balance sheet date, the position of this debt was as follows:

	AMOUNT

			RESULT

	BEFORE SWAP	AFTER
LIABILITIES		SWAP

Loans and financing	68,472	76,262	7,790

In the consolidated position, foreign currency debt total is R$ 88,141, the terms and conditions of which constitute a natural hedge, thus reducing the foreign exchange and interest rate risks to a minimum.

For the remaining contracts, given the peculiar characteristics of these transactions and the impossibility of determining a market value for this type of financial instrument, management estimates that the market or realizable values of these instruments are equal or approximate to their book values.

To determine this estimate, management considered the evidences of risks inherent to business inherent risks, the strategy and the measures taken to manage the debt service.

21.2 - Credit risk

There is a possibility that the Company incuring losses due to default of its customers.

To reduce this risk, the Company has the right to interrupt the supply of electric energy in the case that the customer does not honor with the payment within the parameters and periods defined by legislation and specific regulations. An allowance for doubtful accounts is set up in an amount considered sufficient by management to cover possible accounts receivable risks.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

22 - PROGRAMA NACIONAL DE UNIVERSALIZAÇÃO (NATIONAL PROGRAM OF UNIVERSALIZATION)

Through the law 10,438 as of April 26, 2002, Federal Government created the National Program of Universalization that provides electric energy access to everyone that consumes until 50 KW without onus. At Escelsa concession region the deadline for universalization is 2008, however the Company target is to achieve it until 2005.

For the purpose of advance the public electric energy services to the lower rural income people, the Federal government through Decree 4873 of November 11, 2003, created the Programa Nacional de Universalização – Luz para Todos (National Program of Universalization – Electricity for All) in order to provide access to public electric energy services for the entire Brazilian rural population up to 2008.

In order to start the program, an agreement among the Ministry of Mines and Energy, the State Government and ESCELSA was signed on May 19, 2004, with the intervention of ELETROBRÁS and ANEEL, to serve 10,594 consumers in the Company’s concession region, from July 2004 to December 2005, with financing of 65% of applicable amount (RGR), 10% of Resources of Economic Subvention (CDE), 15% of the executor agent and 10% of the State Government.

In order to start, the followiong instruments were signed:

- On May 21, 2004, an agreement with ELETROBRÁS ECF-031/04 was signed, in the global amount of R$ 35,732, of which R$ 30,968 for resources arising from RGR (financing) and R$ 4,764 for resources arising from CDE (lost fund).

- On July 22, 2004, the 002/04 agreement was signed with State Government establishing assumptions to assist 1,059 new consumers, according to the state portion on the program in accordance with the agreement terms.

At the urban concession region, services were concluded on April 29, 2003, according to Aneel Resolution 223, being incurred residual investments of R$2,389 to conclude the assistance for 9,898 residences. At rural area 2,071 new clients were assisted, with investments of R$11,691 thousand.

The Company invested on the 1st quarter of 2005 R$14,080 to assist 11,969 new clients.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

23 - NEW MODEL OF THE ELECTRIC SECTOR

At the end of 2003, the electric energy sector expectation was about the regulation and implementation of the new model of the electric sector established by Provisional Measures 144 and 145, converted on March 15, 2004 into laws 10,847 and 10,848, with this, establishing the new model of the electric sector.

In the new model, the electric power commercialization among the agents will be made in two contract environment: (i) Regulated Contract Environment – ACR, where the distribution companies will hire 100% of their needs foreseen for service to the captive consumers, through a public auction of electric energy commercialization by a pool of generators; and (ii) Free Hiring Environment – ACL, where free consumers, distributors and generators will hire electric energy with price freely negotiated among the parts.

The Distribution Companies may also contract energy to deviations adjusts of its needs through regulated auctions promoted by themselves.
The New Model eliminates the self-dealing. The Distribution Companies can only sell energy to captive consumers, and it was established the needs to de-verticalization of the companies, segregating the distribution activities from the generation and transmission ones until 18 months after the effective date of the Law 10.848. This deadline can be postponed by ANEEL, one time, for equal period, if has been proved that the impossibility to accomplish the legal requirements has not been originated by the action of concessionaires, permissionaries and public services authorized companies.
On December 7, 2004, in accordance with the New Model of the Electric Sector rules, the Electric Energy Auction of Existing Enterprises was realized, with the objective of selling electric energy from operating enterprises to accomplish the market needs of the Distribution Companies starting at January 2005, January 2006 and January 2007, being all the contracts with duration of 8 years.
To ESCELSA the auspicious fact of the New Model was the compulsory nature of the energy sell of its power plants, generating over 30 MW of power. The Company sold guaranteed energy from Mascarenhas and Suíça power plants to 35 Distribution Companies, on the following conditions:

SUPPLY
PERIOD	MWh SOLD	AVARAGE PRICE

2005 to 2012	6,101,136	57.51
2006 to 2013	1,893,456	67.33

(*) Prices of January in units of Brazilian Reais

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

Additionally, to accomplish its market needs, electric energy was acquired from several energy generation companies, on the following conditions:

SUPPLY	MWh	MWh	DECLARED	AVERAGE
PERIOD	SOLD	CONTRACTED	NEED %	PRICE

2005 to 2012	10	141,22173	98,98	57,51
2006 to 2013	11	11,626,161	91,79	67,33
2007 to 2014	8	367,216	100,00	75,46

(*) Prices of January in units of Brazilian Reais

24 – RELEVANT FACT CORPORATE RESTRUCTURING

24.1 - On April 7, 2005, the Boards of Directors of Energias do Brasil S.A. (“EDP” or “Energias do Brasil”) and of its subsidiaries met and authorized the executive boards of the various companies involved to execute an Instrument of Justification and Protocol for the Partial Split-off and Merger of Companies and Shares (the “Protocol”).

The purpose of the Protocol is to lay out the grounds for, and terms and conditions related to, the corporate reorganization to be proposed to the companies’ shareholders. Through this reorganization, the group structure will be simplified, EDP’s shares will begin being traded on stock exchanges and EDP will wholly own the current subsidiaries Iven S.A. (“Iven”), Bandeirante Energia S.A. (“Bandeirante”), Espírito Santo Centrais Elétricas (“Escelsa”) and Empresa Energética do Mato Grosso do Sul (“Enersul”) (referred to as the “Reorganization”).

Currently, the group’s corporate structure and the shareholder base of the companies involved can be summarized as follows:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

The proposed Reorganization would involve the following operations:

(i) the partial split-off of Magistra Participações S.A. (“Magistra”), with incorporation of the split-off portion by Enersul, as represented by asset elements (Magistra’s interest in Enersul and the goodwill booked related to the acquisition of said interest) and by other items of a value equal to the shareholders’ equity;

(ii)	Merger of Iven into Energias do Brasil;

(iii)	partial split-off of Energias do Brasil, with incorporation of the split-off portion by Escelsa, as represented by the asset stemming from the goodwill booked in relation to the investment held in Iven and provision in the amount of 100% of the value of such goodwill, as well as one thousand reais (R$1,000.00) from the capital and cash equivalent account;

(iv)	Incorporation by Escelsa of the shares of its then subsidiary Enersul; and

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)
(v)	incorporation, by Energias do Brasil, of the shares of its then subsidiaries Escelsa and Bandeirante.

The proposed Reorganization is based on the following reasons: (a) it will enable the concentration and increase the liquidity of shares on the capital markets; (b) it will result in a simplification of the group’s shareholder base and a reduction in costs; (c) it will permit fiscal benefits related to goodwill for Enersul; (d) it will permit fiscal benefits related to goodwill for Escelsa; (e) it is in preparation for compliance with legal requirements applicable to the electric energy sector (de-verticalization).

The operations under the Reorganization will be deliberated at Extraordinary General Shareholders’ Meetings to be held on April 29, 2005, in accordance with call notices issued by the respective Boards of Directors.

Once the Reorganization has been approved by the shareholders of the companies involved, in accordance with the terms of the Protocol, and providing no shareholders have withdrawn, the groups’ corporate structure and the shareholder base of the companies involved will be as follows:

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

04.01 - Notes to the Quarterly Information
(in thousands of reais)

A complete description of the reorganization is available in the Market Notice published by the companies involved in the Brazilian newspaper Valor Econômico, on April 8, 2005. The contents of this notice can also be accessed by visiting http://www.escelsa.com.br/investidores and on the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (Bovespa).

24.2 Subsequently, as set forth in the protocol, the proposed reorganization was submitted to and approved by the shareholders of the companies involved at Extraordinary General Shareholders’ Meetings held on April 29, 2005.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 – Comments on the Company’s performance in the quarter

Escelsa in Numbers

	PARENT COMPANY			CONSOLIDATED
	First Quarter 2005	First Quarter 2004	Fourth Quarter 2004	First Quarter 2005	First Quarter 2004	Fourth Quarter 2004

FINANCIAL INFORMATION (in thousands of reais)
Gross operating revenues	429,408	374,270	416,864	764,007	604,221	667,166
Net operating revenues	304,962	248,470	294,952	571,696	419,139	483,578
Income from operations	49,412	38,997	24,728	161,106	81,168	66,971
Loss for the period	54,101	12,057	108,804	54,101	12,057	108,804
EBITDA(1)	66,386	54,092	40,335	197,220	114,080	100,702
Total Assets	2,771,399	2,690,651	2,795,230	3,885,595	3,654,659	3,805,379
Shareholders' equity	531,215	369,986	477,114	531,215	369,986	477,114
Shares outstanding (number)	4,550,833	4,550,833	4,550,833	-	-	-
Book value per share (Reais)	116.73	81.30	104.84	-	-	-
Common stock price per share (Reais) (*)	80.00	70.00	83.00	-	-	-
Market capitalization (*)	364,067	318,558	377,719	-	-	-
INDICATORS
Operating margin (%)	16.20	15.70	8.38	28.18	19.37	13.85
EBITDA margin (%)	21.77	21.77	13.68	34.50	27.22	20.82
Personnel expenses plus third-party services/net oper.revenues (%)	10.46	11.14	13.06	10.24	11.88	10.08
Energy losses (%) (*)	13.73	12.21	13.03	-	-	-
DEC-Equivalent Outage Duration per Customer (hours) (*)	13.48	11.73	11.48	-	-	-
FEC- Equivalent Outage Frequency per Customer (number) (*)	10.21	10.23	9.68	-	-	-
TMA-Average Service Response Time (minutes) (*)	155	131	148	-	-	-
Number of customers per employee (*)	798	753	799	754	704	748
MARKET (*)
Maximum demand - MWh/h	1,273	1,136	1,212	-	-	-
Energy Sales - MWh (**)	1,391,018	1,429,877	1,448,750	2,099,052	2,155,469	2,224,418
Energy Distribution - MWh	1,876,092	1,803,896	1,835,627	2,671,279	2,569,538	3,353,487
Number of customers (Escelsa and Enersul)	992,185	979,268	983,175	1,639,351	1,598,026	1,622,935
HUMAN RESOURCES
Number of employees (*)	1,244	1,301	1,231	2,174	2,271	2,170
Number of trainees (*)	33	33	27	65	57	55
Personnel expenses (thousands of reais)	18,592	18,244	19,653	34,765	32,810	16,175
Personnel expenses plus third-party services (thousands of reais)	31,898	27,688	38,519	58,538	49,799	48,725

(1)EBITDA=Income from operations plus depreciation and amortization

________________________________________
(*) Not reviewed by independent auditors
(**) Reclassified

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

MARKET

Energy Requirements (*)

The energy requirements of the ESCELSA system in the first quarter of 2005 were 1,714,328 MWh (consumer energy load), representing an increase of 2.34% compared to the previous year, which had been 1,675,193 MWh.

Total energy required by Escelsa in the first quarter of 2004 was 2,199,402 MWh, representing an increase of 7.33% compared to the previous year, which had been 2,049,212 MWh. These figures do not include amounts related to losses from the basic grid.

To satisfy the demand of its own market, ESCELSA used 260,792 MWh of its own generation and 1,453,536 MWh purchased from other companies.

Maximum system demand in the first quarter of 2005 was 1,273 MWh/h, representing a 12.1% increase over the previous year.

(*) Not reviewed by independent auditors

Energy Distributed (*)

Energy sold in the first quarter of 2005 was 1,391,018 MWh, while sales during the same period last year reached 1,429,877 MWh, thus representing a decrease of 2.7% .

In the industrial sector, this decrease was due to customer Nexen seeking energy on the open market. In the absence of this customer in 2004 and 2005, the market grew

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter
5.1% in the industrial sector, and the amount of energy sold (retail + wholesale) increased 4.3%. It should be emphasized that the drop in consumption reduces retail revenues, but in turn also reduces expenses related to the purchase of energy, and free customers become customers that use the distribution network, thus raising revenues related to use of the distribution system.

	PARENT COMPANY			CONSOLIDATED

	First Quarter		% Change	First Quarter		% Change
	2005	2004		2005	2004

Retail:

Residential	338,348	322,974	4.8%	584,668	561,863	4.1%
Industrial(**)	547,249	617,035	-11.3%	660,452	753,407	-12.3%
Commercial	216,749	206,336	5.0%	375,192	355,365	5.6%
Rural	83,518	79,118	5.6%	162,140	163,184	-0.6%
Other	132,603	128,806	2.9%	243,294	240,075	1.3%

Captive Market	1,318,467	1,354,269	-2.6%	2,025,746	2,073,894	-2.3%

Wholesale	72,551	75,608	-4.0%	73,306	81,575	-10.1%

Energy Sold	1,391,018	1,429,877	-2.7%	2,099,052	2,155,469	-2.6%

Free Customers	485,074	374,019	29.7%	572,227	414,068	38.2%

Energy Distributed	1,876,092	1,803,896	4.0%	2,671,279	2,569,537	4.0%

(*)	Not reviewed by independent auditors
(**)	Corrected in 2004

Profile of Customers (**)

There was a change in the industrial class of customers, compared to the same period in 2004, with respect to retail services, primarily due to an increase in customers using the distribution network.

		PARENT
	COMPANY
	First Quarter
	2005		2004

	%

	As a % of Sales Volume	As a % of Revenues(*)	As a % of Sales Volume	As a % of Revenues(*)

Retail:
Residential	18,06	33,20	17,93	35,00
Industrial	29,21	28,42	34,26	29,20
Commercial	11,57	12,83	11,46	19,40
Rural	4,46	5,05	4,39	5,33
Other	6,94	7,80	7,00	8,34

	70,24	87,30	75,04	97,26
Wholesale	3,87	2,55	4,20	2,74

Free Customers	25,89	10,15	20,77	6,24

Total	100,00	100,00	100,00	100,00

(*) Net revenue
(**)Not reviewed by independent auditors

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

Number of Customers (*)

At the end of th March 2005, the number of customers was 992,152, representing an increase of 1.3% over the same period last year.

	PARENT COMPANY			CONSOLIDATED
	First Quarter		%	First Quarter		%
	2005	2004	Change	2005	2004	Change

Retail:
Residential	782,237	773,482	1.1	1,311,662	1,281,476	2.
Industrial	10,612	10,724	-1.0	15,003	15,179	-1.
Commercial	86,546	86,269	0.3	141,255	139,601	1.
Rural	103,729	99,862	3.9	155,210	146,073	6.
Other	9,026	8,921	1.2	16,217	15,692	3.

	992,150	979,258	1.3	1,639,347	1,598,021	2.
Wholesale	2	1	100.0	4	5	0.

Network acess	33	9	266.7	46	16	187.

Total	992,185	979,260	1.3	1,639,351	1,598,026	2.

(*) Not reviewed by independent auditors

PERFORMANCE INDICATORS (*)

To be more representative, these peformance indicators are benn presented for a period of 12 months, eliminating vertical seasonalites.

DEC – Equivalent Outage Duration per Customer

Indicator measuring the average time that each customer remains without the supply of electrical energy.
For the period ended March 31, 2005, the DEC was 13.48 hours, while the DEC for the same period last year was 11.73 hours.

FEC - Equivalent Outage Frequency per Customer

Indicator measuring the average number, per customer, of interruptions in the supply of electrical energy. For the quarter ended March 31, 2005, the FEC was 10.21 , compared to 10.2 3 for the same period last year.

TMA – Average Service Response Time

Indicator measuring the average time elapsed between the receipt of complaints regarding the interruption of service and its reestablishment. On March 31, 2005, the TMA was 155 minutes, while the TMA for the same period last year was 131 minutes.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter Energy Losses

Energy losses increased in the last twelve months, from 12.21%, on March 31, 2004, to 13.73% on March 31, 2005. The Company has been developing works to reduce losses, most notably those of a commercial origin.
(*) Not reviewed by independent auditors

ECONOMIC-FINANCIAL ASPECTS

Non-recurring Events

Equity Pick-up

The increased equity pick-up is due to ANEEL's approval of ENERSUL's first tariff review, which raised the provisional tariff of 43.59 % to a final tariff of 50.81%. This increase in the ENERSUL tariff is the consequence of ANEEL's final approval of the value of the regulatory remuneration basis, which had been provisional since April of 2003. This approval represents an annual increase in ENERSUL revenues in the amount of R$ 32 million, based on April 2003 figures, during the period from April 2003 to March 2008, the date of the next tariff review. These amounts will be recouped between April 2005 and March 2008. The difference calculated for the period from April 2003 to March 2005, with monetary correction, is R$ 81,517 thousand, recorded by ENERSUL in March 2005, as revenues for the period. This amount, net of taxes, has an effect on ENERSUL's net income of R$ 49,368 thousand, with effects on MAGISTRA and consequently on ESCELSA of R$ 32,188 thousand (65.2%) .

Income from Operations

At the end of the first quarter of 2005, results related to electric energy services reached R$ 49,412 thousand, compared to R$ 38,997 thousand for the same period last year. This result led to an EBITDA of R$ 66,385 thousand, equivalent to an EBITDA margin of 21.77% . The principal components of the income from operations were the following:

	In thousands of Reais

	PARENT COMPANY			CONSOLIDATED
	Up to first quarter		% Change	Up to first quarter		% Change
	2005	2004		2005	2004

Gross operating revenues	429,408	374,270	14.7	764,007	604,221	26.4
Deductions from operating revenues	(124,446)	(125,800)	-1.1	(192,311)	(185,082)	3.94
Net operating revenues	304,962	248,470	22.7	571,696	419,139	36.4
Operating Expenses	(255,550)	(209,473)	22.0	(410,590)	(337,971)	21.5
Income from operations	49,412	38,997	26.7	161,106	81,168	98.5
Operating Margin - %	16.20%	15.70	3.2	28.18%	19.37	45.5
EBTIDA	66,385	54,092	22.7	197,220	114,080	72.9
EBITDA Margin - %	21.77%	21.77	-0.01	34.50%	27.22	26.7

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

Operating Revenue

Gross operating revenues for the first quarter of 2005 were R$ 429,408 thousand, representing a 14.73% increase over the same period last year. The following factors contributed to this: i) an increase in retail and wholesale revenues, which reached R$ 44,976 thousand - 13.58% higher than the previous year; ii) a 4% increase in the distributed energy market; iii) an increase in the tariff related to the use of the transmission and distribution system and the number of free customers, whose tariff was readjusted in August 2004, contributing to the maintenance of margins; and iv) the sale, at a public auction, of energy generated by the Mascarenhas and Suiça plants, in the amount of R$ 10,417 thousand, which up until December 2004 was destined for ESCELSA's market.

Net operating revenues for the first quarter of 2005 totaled R$ 304,962 thousand --22.74% higher than the same period in 2004. Net operating revenues from the first quarter of 2005 did not reflect the effects of increases in the rates of the PIS and COFINS taxes, due to the principle of non-cumulativeness, which in the first quarter of 2004 were recorded as Deductions from Revenues. Since September 2004, the increase in the PIS and COFINS taxes have been considered as regulatory assets, until they can be passed along to tariffs. The breakdown of net operating revenues, by customer class, is as follows:

			In thousands of Reais

	PARENT COMPANY		CONSOLIDATED
	Up to first quarter
	2005	2004	2005	2004

Retail:
Residential	123,865	116,476	219,139	195,692
Industrial	102,542	100,423	129,370	127,210
Commercial	71,352	64,342	126,740	109,542
Rural	14,588	13,927	32,018	28,873
Other	28,567	26,717	56,110	49,264
Unbilled revenues	17,421	2,204	112,357	29,444
	358,335	324,089	675,734	540,024
Wholesale:
Other distributors	7,259	6,871	6,460	6,871
Auction of electric energy of own generation	10,417	-	11,215	-
Short-term	136	211	790	1,390
	17,812	7,082	18,465	8,261
Provision and Supply	376,147	331,171	694,199	548,286
Regulatory charge	11,508	19,785	17,478	28,131
Use of Distribution System	38,640	21,534	45,730	22,863
Other operating revenues	3,113	1,780	6,600	4,941
Gross operating revenues	429,408	374,270	764,007	604,221
(-) Operating revenues deductions	(124,446)	(125,800)	(192,311)	(185,082)
Net operating revenues	304,962	248,470	571,696	419,139

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

Operating Costs

Operating costs. which include operating expenses, reached R$ 255,550 thousand in the first quarter of 2005, compared to R$ 209,473 thousand during the same period last year, representing an increase of 22%.

The share of controlled costs in total operating costs, which was 26.5% in the first quarter of 2004, fell to 23.0% in the first quarter of 2005, while non-controlled costs went from 73.5% in the first quarter of 2004 to 77.0% in the first quarter of 2005.

The Company's controlled costs increased 6.2%, from R$ 55,427 thousand on March 31, 2004, to R$ 58,840 thousand on March 30, 2005. Depreciation increased 12.5% . The main changes were as follows:

a) Personnel – cost increase due to the repercussions from the adjustment made in August 2004, due to the implementation of a Company compensation policy and a collective bargaining agreement from November 2004, comparing amount of transference of cost to investments, and a reduction in personnel of 77 individuals, a decrease of 5.92%;

b) Materials – increase in the use of materials related to plants, distribution lines and grids, data processing and building maintenance and conservation;

c) Third-party services – increase in costs related to maintenance of transmission lines and distribution network, cuts, consumer unit inspections, reconnections, call center services, reading and delivery of billing statements;

d) Provision for contingencies - the reduction in 2005 was in reality due to the recording, in 2004, of tax contingencies; and

e) Others – the reduction in this account was due to the lower level in the provision for doubtful accounts, and a reduction in the amount of the energy conservation program.

Non-controlled operating costs increased 27.7% . These were primarily an increase in expenses related to purchased energy, basic grid connection costs, the CCC, and amounts collected for the Energy Development Account (CDE) and the costs of the Electrical Energy Rationing Program. Non-controlled costs are recognized in the tariff.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

	PARENT COMPANY
	Up to first quarter
	2005		2004		Change

	Thousand of R$	%	Thousand of R$	%

Controlled Costs:
Personnel	18,592	7.3	18,244	8.7	1.9
Materials	2,467	1.0	2,189	1.0	12.7
Third-party services	13,306	5.2	9,444	4.5	40.9
Provision for contingencies	652	0.3	2,270	1.1	-71.3
Other	6,849	2.7	8,186	3.9	-16.3
	41,866	16.4	40,333	19.3	3.8
Depreciation	16,974	6.6	15,094	7.2	12.5
TOTAL CONTROLLED COSTS	58,840	23.0	55,427	26.5	6.2
Non-controlled costs:
Energy purchased	161,679	63.3	133,957	63.9	20.7
CCC	19,090	7.5	10,693	5.1	78.5
Financial compensation	609	0.2	855	0.4	-28.8
ANEEL regulation charge	629	0.2	433	0.2	45.3
Energy Rationing Program	271	0.1	1,236	0.6	-70.1
Energy Development Account	14,432	5.61	6,872	3.3	110.0
TOTAL NON-CONTROLLED COSTS	196,711	77.0	154,046	73.5	27.7
TOTAL	255,550	100.0	209,473	100.0	22.0

Purchased Energy

	PARENT COMPANY		CONSOLIDATED
	First Quarter
	2005	2004	2005	2004

FURNAS/TRACTEBEL	26,328	48,560	35,584	66,822
ITAIPU	39,381	39,935	55,588	56,201
Other suppliers	36,025	21,360	68,203	42,841
Transport from FURNAS/ITAIPU	2,318	2,126	3,271	2,126
Connection cost and grid	26,380	21,786	39,546	35,747
Auction	25,228	-	25,228	-
General agreement of energy sector and CVA	(2,066)	183	8,552	(355)
System service charge	8,086	-	11,441	-

Other	-	7	-	6

Total	161,679	133,957	247,413	203,388

The decrease in the Furnas/Tractbel figures is due to initial contracts which are 25% per year less concentrated. Contracts were executed with other suppliers to meet the market's need for energy.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

Financial Result

The financial result for the first quarter of 2005 was negative R$ 29,558 thousand, compared to a negative figure of R$ 43,926 thousand for the same period last year. The negative result for the first quarter was due to the effect of a lower exchange variation during the period, namely 0.44%, versus 0.67% .

1Q05 Result

Net income of R$ 54,101 thousand in the first quarter of 2005 was strongly influenced by the positive result of R$ 43,245 thousand related to the stakeholding in MAGISTRA, due to ENERSUL's results after the new tariff approved by ANEEL, as more fully described in the Non-recurring Events section of this release.

Available Resources

ESCELSA had available resources, on March 31, 2005, on deposit with banking institutions or invested in the financial market, in the amount of R$ 152,330 thousand and the consolidated figure of R$ 185,372 thousand, as shown below:

	PARENT COMPANY		CONSOLIDATED
	First Quarter
Investments in Reais:	R$ thousand	US$ thousand	R$ thousand	US$ thousand

Cash and banks	12,508	-	18,634	-
Certificates of deposit	2,261	-	7,566	-
Investment funds	-	-	19,971	-
Others	109	-	1,749	-

Total investments in Reais	14,878	-	47,920	-

Investments in U.S. dollars:
Dollar-indexed bonds - NBC's	137,452	51,553	137,452	51,553

Total investments in U.S. dollars	137,452	51,553	137,452	51,553

Total available resources	152,330	51,553	185,372	51,553

US Dollar = 2.6662 Reais

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

Statements of Cash Flow (*)

	PARENT COMPANY			CONSOLIDATED

	Up to 1st	Up to 1st	4th quarter	Up to 1st	Up to 1st	4th quarter
	Quarter/05	Quarter/04	2004	Quarter/05	Quarter/04	2004

Net income for the period	54,101	12,057	108,804	54,101	12,057	108,804
Adjustments to reconcile income to cash provided by
operating activities:
Operating activities:
Long-term interest and monetary and exchange variation	5,142	5,630	(91,236)	4,499	(3,661)	(86,438)
Equity in subsidiaries	(43,269)	(16,869)	31,173	-	-	-
Depreciation and amortization	16,974	15,094	15,605	36,114	32,913	33,730
Disposal of property, plant and equipment	538	1,451	8,727	646	2,345	10,424
Sale of UTE Campo Grande	-	-	-	-	888	-
Provision for contingencies	4,825	7,306	3,984	8,733	9,425	1,499
Provision for losses - RTE	-	-	25,339		-	25,339
Provision for losses – not chargeable accounts						54,062
Provision for losses – studies and projects in plants	-	-	-	-	-	1,394
Tariff recovery	-	-	-	(90,311)	-21,155	(5,663)
Bonus foreign funding	192	192	192	192	192	192
Post employment benefits	(66)	(112)	5,407	(66)	(112)	5,407
SELIC regulatory assets	(8,689)	-	(9,633)	(14,571)	-	(27,369)
Provision for tariff decrease	(10,288)	-	(16,981)	(10,288)	-	(16,981)
Liabilities adjustments	1,954	1,998	1,897	1,954	1,998	1,897
Deferred income taxes and social contribution	3,092	-	(59,294)	5,095	2,671	(55,884)
Minority interests and Remuneration on construction work in
progress		-	-	23,266	7,358	8,569

	24,506	26,747	23,984	19,364	44,919	58,982

Changes in current assets and liabilities:
Consumers and concessionairies	(37,303)	(17,696)	2,496	(45,430)	(25,511)	(2,800)
Accounts receivable	11,560	4,839	(23,695)	20,595	4,475	(25,144)
Other credits-UTE Campo Grande	-	-	-	-	(1,218)	-
Other credits	(4,931)	1,169	11,371	(2,498)	248	14,140
Prepaid expenses	(7,001)	(3,825)	(2,931)	(6,541)	(10,653)	(3,167)
Suppliers	6,606	8,327	9,085	5,179	9,107	19,252
Accrued taxes and social contributions	716	(1,967)	9,280	29,091	7,320	6,625
Accrued obligations	(5,876)	(4,857)	(840)	(6,447)	(5,433)	(2,557)
Tariff decrease	2,488	-	(9,535)	2,488	-	(9,535)
Regulatory taxes	319	4,364	(3,267)	(97)	6,967	(3,808)
Other	(5,012)	(765)	16,788	(8,090)	(2,996)	19,072

	(38,434)	(10,411)	8,752	(11,750)	(17,694)	12,078

Change in non-current assets and liabilities:
Consumers and concessionairies	17,617	3,870	15,622	25,341	9,564	22,879

Judicial deposits	(5,004)	(10,230)	(5,245)	(8,223)	(13,511)	(10,286)
Affiliates and subsidiaries	101	2,444	(710)	2,972	550	1,074
Prepaid expenses	(5,970)	(10,420)	2,709	(2,443)	(9,218)	(472)

Accrued taxes and social contributions	-	(1,101)	(27,592)	-	(1,101)	(17,912)
Other	(2,679)	4,838	(4,904)	(11,147)	4,372	(17,864)

	4,065	(10,599)	(20,120)	6,500	(9,344)	(22,581)

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

Net cash provided (used in) operating activities	(9,863)	5,737	12,616	14,114	17,881	48,479

Investing activities:

	PARENT COMPANY			CONSOLIDATED

	Up to 1st	Up to 1st	4th quarter	Up to 1st	Up to 1st	4th quarter
	Quarter/05	Quarter/04	2004	Quarter/05	Quarter/04	2004

Additions to property, plant and equipment	(28,925)	(12,340)	(49,289)	(58,893)	(32,087)	(89,091)
Additions to investments	50,612	(2,769)	28,555	-	-	(4,046)
Obligations related to the concession	982	1,399	2,364	4,041	3,985	12,565)

Net cash used in investing activities	22,669	(13,710)	(18,370)	(54,852)	(28,102)	(80,572)

Financing activities:
Loans and financing	(23,859)	47,920	11,582	32,294	50,576	6,035
Accrued interest and fees	(28,583)	(31,063)	26,761	(27,388)	(33,636)	24,897
Dividends	-	-	(41,996)	(490)	(441)	(43,039)
Affiliates and subsidiaries	(392)	(43)	(330)	-	5,316	742

Net cash provided by (used in) financing activities	(52,834)	16,814	(3,983)	4,416	21,815	(11,365)

Net increase(decrease) in cash and cash equivalents	(40,028)	8,841	(9,737)	(36,322)	11,594	(43,458)

Cash and cash equivalents at the beginning of the period	192,358	200,020	-	221,694	218,554	-
Cash and cash equivalents at the end of the period	152,330	208,861	(9,737)	185,372	230,148	(43,458)

(*)	Not reviewed by independent auditors

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

05.01 - Comments on the Company’s performance in the quarter

	2 0 0 5					2 0 0 4
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

NET OPERATING REVENUES	304,962				304,962	248,471	248,184	232,197	(433,899)

OPERATING EXPENSES:	(255,550)				(255,550)	(209,473)	(204,942)	(219,888)	364,079

Electricity purchased for resale	(161,679)				(161,679)	(133,956)	(131,888)	(146,892)	290,988
Depreciation and amortization	(16,974)				(16,974)	(15,094)	(15,172)	(15,247)	29,908
Personnel	(18,592)				(18,592)	(18,244)	(18,922)	(19,805)	37,319
Material	(2,467)				(2,467)	(2,189)	(2,618)	(2,301)	3,935
Third-party services	(13,306)				(13,306)	(9,444)	(9,582)	(10,663)	10,823
Fuel usage quota - CCC	(19,090)				(19,090)	(10,694)	(10,694)	(15,979)	18,482
Provision for contingencies	(652)				(652)	(2,269)	(1,586)	(867)	4,495
Other	(22,791)				(22,791)	(17,583)	(14,480)	(8,134)	(31,871)
INCOME FROM OPERATIONS	49,412				49,412	38,997	43,242	12,309	(69,820)
EQUITY IN SUBSIDIARIES	43,269				43,269	16,869	2,253	38,661	(88,956)
FINANCIAL REVENUES	25,636				25,636	23,376	36,444	4,753	(80,646)
FINANCIAL EXPENSES:	(55,194)				(55,194)	(67,302)	(146,327)	44,924	202,717
Monetary variation - electricity purchase	2,433				2,433	(24)	(104)	(1,336)	(1,068)
Monetary and exchange variation on loans and financing	(7,250)				(7,250)	(8,484)	(90,525)	113,206	81,970
Interest on loans and financing	(45,816)				(45,816)	(47,196)	(48,488)	(52,193)	95,087
Other	(4,561)				(4,561)	(11,599)	(7,209)	(14,753)	26,728
FINANCIAL RESULTS	(29,558)				(29,558)	(43,927)	(109,883)	49,677	122,072
NON-OPERATING INCOME(LOSS), NET	126				126	117	15	171	(2,943)
INCOME(LOSS) BEFORE TAXES	63,248				63,248	12,057	(64,373)	100,818	(39,648)
Social contribution and income tax	(9,148)				(9,148)	-	18,833	(19,831)	100,947
NET INCOME(LOSS) FOR THE PERIOD	54,101				54,101	12,057	(45,540)	80,987	61,300

EBITDA	66,385				66,385	54,092	58,414	27,556	-99,728
(+)Financial revenues	25,636				25,636	23,376	36,444	4,753	-80,646
(+)Non-operating income (loss), net	126				126	117	15	171	-2,943
=Adjusted EBITDA	92,147				92,147	77,584	94,873	32,480	-183,316
CAPITAL EXPENDITURE	16,453				16,453	11,776	15,867	31,708	49,289
TOTAL DEBT	1,584,127				0	1,731,045	1,801,957	1,684,319	1,631,426
INTEREST ON LOANS AND FINANCING	45,816				45,816	47,196	48,488	52,193	(95,087)
EBITDA margin	21.77%				21.77%	21.77%	23.54%	11.87%	22.98%
EBITDA/Interest on loans and financing (x)	1.4				1.4	1.1	1.2	0.5	1.0
Adjusted EBITDA margin	30.22%				30.22%	31.22%	38.23%	13.99%	42.25%
Adjusted EBITDA/Interest on loans and financing (x)	2.0				2.0	1.6	2.0	0.6	1.9

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

06.01 Consolidated Balance Sheet - Assets (R$ thousand)

1 - code	2 - Description	3 - 03/31/2005	4- 12/31/2004
1	Total assets	3.885.595	3.805.379
1.01	Current assests	943.748	885.539
1.01.01	Cash and banks	185.372	221.695
1.01.01.01	Cash and banks	18.634	24.632
1.01.01.02	Títulos e valores mobiliários	166.738	197.063
1.01.02	Receivables	645.131	553.939
1.01.02.01	Consumers and concessionaires	623.829	501.895
1.01.02.02	Allowance for doubtful accounts	(50.455)	(45.236)
1.01.02.03	Taxe to be offset	36.386	57.860
1.01.02.04	Sundry debtors	15.626	14.950
1.01.02.05	Tax credits	19.745	24.470
1.01.03	Inventories	3.868	8.917
1.01.04	Other	109.377	100.988
1.01.04.02	Prepaid expenses	79.926	73.385
1.01.04.03	Other receivables	29.451	27.603
1.02	Long-term receivables	1.011.347	1.006.426
1.02.01	Sundry receivables	979.814	976.058
1.02.01.01	Consumers and concessionaires	155.973	173.699
1.02.01.03	Tax credits	388.777	391.293
1.02.01.04	Guarantees and restricted deposits	175.018	164.546
1.02.01.05	Valores em caução	6.135	5.391
1.02.01.06	Unamortized borrowing costs	961	1.153
1.02.01.07	Prepaid expenses	203.964	198.312
1.02.01.08	Other	48.986	41.664
1.02.02	Related parties	31.533	30.368
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	31.533	30.368
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	1.930.500	1.913.414
1.03.01	Investments	351.197	354.995
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	344.554	348.169
1.03.01.03	Other	6.643	6.826
1.03.02	Property and equipment	1.579.303	1.558.419
1.03.03	Deferred Charges	0	0

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

06.02 Consolidated Balance Sheet - Liabilities and Stockholdres' Equity (R$ thousand)

1 - code	2 - Description	3 - 03/31/2005	4- 12/31/2004
2	Total liabilities and stockholdrs' equity	3.885.595	3.805.379
2.01	Current liabilities	957.866	969.823
2.01.01	Loans and financing	492.682	506.336
2.01.01.01	Principal	461.799	448.101
2.01.01.02	Debt charges	30.883	58.235
2.01.02	Debentures	0	0
2.01.03	Suppliers	190.065	185.892
2.01.04	Taxes, charges and contributions	69.247	73.216
2.01.05	Dividends payable	43.227	43.227
2.01.06	Provision	16.183	25.757
2.01.06.02	Payroll charges	16.183	25.757
2.01.07	Payables to related parties	0	0
2.01.08	Other	146.462	135.395
2.01.08.01	Regulatory charges	17.084	17.181
2.01.08.03	Post-emplyment benefits	3.913	3.979
2.01.08.04	Payroll	2.722	2.231
2.01.08.05	Deferred income tax and social contribution	57.090	24.040
2.01.08.06	Provision for tariff reduction	23.148	34.967
2.01.08.07	Other	42.505	52.997
2.02	Long-term liabilities	2.183.707	2.168.423
2.02.01	Loans and financing	1.693.342	1.668.438
2.02.02	Debentures	0	0
2.02.03	Provisions	231.924	223.569
2.02.03.01	Contingencies	231.924	223.569
2.02.04	Payables to related parties	2	0
2.02.04.01	Com controladoras	2	0
2.02.05	Other	258.439	276.416
2.02.05.02	Deferred income tax and social contribution	141.490	139.619
2.02.05.03	Suppliers	39.965	61.543
2.02.05.04	Post-emplyment benefits	33.824	33.824
2.02.04.05	Interest on loans and financing	0	36
2.02.05.06	Other	43.160	41.394
2.03	Deferred income	0	0
2.04	Equity in subsidiaries	212.807	190.019
2.05	Stockholders' equity	531.215	477.114
2.05.01	Paid-up capital	153.947	153.947
2.05.02	Capital reserves	69.074	69.074

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

06.02 Consolidated Balance Sheet - Liabilities and Stockholdres' Equity (R$ thousand)

2.05.02.01	Interest on construction in progress	65.687	65.687
2.05.02.02	Funds for capital increase	3.387	3.387
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/associated companies' assets	0	0
2.05.04	Revenues reserves	254.093	254.093
2.05.04.01	Legal	16.662	16.662
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	237.431	237.431
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Retained earnings/accumulated deficit	54.101	0

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

07.01 Consolidated - Statment of Income (R$ thousand)

1 - code	2 - Description	3 - 01/01/2005 to 03/31/2005	4 - 01/01/2005 to 03/31/2005	5 - 01/01/2004 to 03/31/2004	5 - 01/01/2004 to 03/31/2004
3.01	Gross sales and/or services revenue	764.007	764.007	604.221	604.221
3.01.01	Energy supply	675.734	675.734	540.024	540.024
3.01.02	Emergency capacity charges	17.478	17.478	28.131	28.131
3.01.03	Energy sales	18.465	18.465	8.262	8.262
3.01.04	Disponibilização do sist. Trans/distrib.	45.845	45.845	22.863	22.863
3.01.05	Other revenues	6.485	6.485	4.941	4.941
3.02	Decuctions	(192.311)	(192.311)	(185.082)	(185.082)
3.02.01	RGR quota	(5.709)	(5.709)	(7.679)	(7.679)
3.02.02	ICMS	(137.525)	(137.525)	(120.030)	(120.030)
3.02.03	PIS	(5.621)	(5.621)	(5.741)	(5.741)
3.02.04	COFINS	(25.933)	(25.933)	(23.471)	(23.471)
3.02.05	Emergency capacity charges	(17.478)	(17.478)	(28.131)	(28.131)
3.02.06	Service tax (ISSQN)	(45)	(45)	(30)	(30)
3.03	Net sales and/or services revenue	571.696	571.696	419.139	419.139
3.04	cost of sales and/or services	(376.316)	(376.316)	(306.275)	(306.275)
3.04.01	Electric energy costs	(247.413)	(247.413)	(203.388)	(203.388)
3.04.02	Operating costs	(122.365)	(122.365)	(98.875)	(98.875)
3.04.03	Other operating expenses	(6.538)	(6.538)	(4.012)	(4.012)
3.05	Gross profit	195.380	195.380	112.864	112.864

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

07.01 Consolidated - Statment of Income (R$ thousand)

3.06	Operating expenses/income	(72.501)	(72.501)	(78.462)	(78.462)
3.06.01	Selling	(123)	(123)	(969)	(969)
3.06.02	General and administrative	(34.151)	(34.151)	(30.727)	(30.727)
3.06.03	Financial	(38.227)	(38.227)	(46.766)	(46.766)
3.06.03.01	Financial income	40.391	40.391	39.974	39.974
3.06.03.01.01	Financial investments	11.548	11.548	9.025	9.025
3.06.03.01.02	Interest on arrears - eletric energy bills	8.887	8.887	8.106	8.106
3.06.03.01.03	Regulatory assets - SELIC	18.291	18.291	20.813	20.813
3.06.03.01.04	Other	1.665	1.665	2.030	2.030
3.06.03.02	Financial expenses	(78.618)	(78.618)	(86.740)	(86.740)
3.06.03.02.01	Arrears interest on purchased energy	2.433	2.433	(24)	(24)
3.06.03.02.02	Debt charges	(62.647)	(62.647)	(63.330)	(63.330)
3.06.03.02.03	Monetary and exchange variations	(8.521)	(8.521)	(10.231)	(10.231)
3.06.03.02.04	Other	(9.883)	(9.883)	(13.155)	(13.155)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operatin expenses	0	0	0	0
3.06.06	Equity in the result of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	122.879	122.879	34.402	34.402
3.08	Non-operating results	372	372	(462)	(462)
3.08.01	Income	976	976	731	731
3.08.02	Expenses	(604)	(604)	(1.193)	(1.193)

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

07.01 Consolidated - Statment of Income (R$ thousand)

3.09	Profit (loss) before taxes and profit sharing	123.251	123.251	33.940	33.940
3.10	Provision for income tax and social contribution	(11.626)	(11.626)	14.525	14.525
3.10.01	Social contribution	(3.296)	(3.296)	(3.857)	(3.857)
3.10.02	Income tax	(8.330)	(8.330)	(10.668)	(10.668)
3.11	Deferred income tax	(34.258)	(34.258)	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Participação mnoritária	(23.266)	(23.266)	(7.358)	(7.358)
3.15	Net income (loss) for the period	54.101	54.101	12.057	12.057
	Number of shares (thousand), excluding treasury stock	4.551	4.551	4.551	4.551
	Net income per share	11,88772	11,88772	2,64931	2,64931
	Loss per share

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

08.01 – Comments on Consolidated Performance

Information on consolidated performance is presented in Group 05.01 of the parent company and the subsidiary ENERSUL.

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

09.01 – Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS’ REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS’ EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	MAGISTRA PARTICIPAÇÕES S.A.	01.775.954/0001-39	Unlisted subsidiary	100.00	0.01
Industrial, commercial and other			473,203	473,203

02	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL	15.413.826/0001-50	Listed subsidiary	65.20	54.78
Industrial, commercial and other			53,137,012	53,137,012

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities and Exchange Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

To the Board of Directors and Shareholders of
Espírito Santo Centrais Elétricas S.A. - Escelsa
Vitória - ES

We have reviewed the quarterly financial information of Espírito Santo Centrais Elétricas S.A. -Escelsa for the quarter ended March 31, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM, specifically applicable to the mandatory quarterly financial information.

As mentioned in the Explanatory Note no. 4.2.2, as result of the periodic tariff review provided for in the concession contract, on April 8, 2003 the National Agency of Electric Power - ANEEL fixed as provisory the first tariff adjustment of the subsidiary ENERSUL. On April 8, 2005, ANEEL reviewed this adjustment and fixed a definitive tariff, concluding the ENERSUL’s first tariff adjustment process. This change resulted in revenue’s increase of R$81,517 thousand, recorded in the consolidated income statement of the period ended March 31, 2005 with a contra entry to current and long-term assets “Customers - tariff adjustment”, which the total amount receivable, net of taxes, on March 31, 2005 amounts to R$49,368 thousand.

The special review of the quarterly financial information for the quarter ended March 31, 2004 was performed by other independent auditors, on which an unqualified report dated April 23, 2004 was issued.

April 14, 2005 (April 29, 2005 to Explanatory Note no. 24.2)

KPMG Auditores Independentes
CRC-SP-14.428 -“S”ES

Vânia Andrade de Souza
Accountant CRC-RJ-057.497 -“S”-ES

(free translation)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)	Corporate Law
QUARTERLY INFORMATION (ITR)	March 31, 2005
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01534-2	Espírito Santo Centrais Elétricas S.A.	28.152.650/0001-71

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial Statements	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	6
03	01	Statement of Income	8
04	01	Notes to the Quarterly Information	12
05	01	Comments on Company Performance	55
06	01	Consolidated Balance Sheet - Assets	64
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	65
07	01	Consolidated Statement of Operations	67
08	01	Comments on Consolidated Performance	70
09	01	Investments in Subsidiary and/or Associated Companies	71
17	01	Report on the Special Review	72
		Magistra Participações S.A.
		Empresa Energética de Mato Grosso do Sul

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESPÍRITO SANTO CENTRAIS ELÉTRICAS S.A. - ESCELSA (Registrant)
Dated: July 13, 2005
	By:	/s/ Sergio Pereira Pires Name: Sergio Pereira Pires Title: Chief Financial Officer